8,772,000 Units

(Consisting of an Aggregate of 8,772,000 Common Shares, no par value per share, and

Warrants to Purchase 4,386,000 Common Shares)

and

1,315,800 Additional Common Shares and/or 657,900 Additional Warrants

SANDSTORM GOLD LTD.

UNDERWRITING AGREEMENT

October 27, 2015

Sandstorm Gold Ltd.

Suite 1400 – 400 Burrard Street

Vancouver, British Columbia V6C 3A6

Attention: Nolan Watson, President and Chief Executive Officer

Dear Sirs:

1. INTRODUCTION.

Based upon and subject to the terms and conditions of this Underwriting Agreement (the “Agreement”), the underwriter(s) set forth in Schedule A hereto (the “Underwriters”), hereby severally, in the respective percentages set forth in Schedule A hereto, agree to purchase from Sandstorm Gold Ltd., a corporation incorporated under the Business Corporations Act (British Columbia) (the “Company”), and the Company hereby agrees to issue and sell to the Underwriters, an aggregate of 8,772,000 Units (the “Firm Units”) at a price per Firm Unit of U.S.$2.85 (the “Purchase Price”). Each Firm Unit is comprised of (i) one common share, no par value per share (the “Common Shares”) of the Company (the “Firm Shares”) and (ii) one-half of one common share purchase warrant (each whole common share purchase warrant exercisable to purchase one Common Share, a “Firm Warrant”). Each Firm Warrant will entitle the holder to purchase one Common Share (a “Warrant Share”) for an exercise price of U.S.$4.00 for a period of five (5) years from the Closing Date (as hereinafter defined). The Firm Warrants shall be created and issued pursuant to a warrant indenture (the “Warrant Indenture”) to be dated as of the Closing Date between the Company and Computershare Trust Company of Canada. National Bank Financial Inc. (“NBF”) is acting as the representative of the Underwriters and in such capacity is hereinafter referred to as the “Representative.”

In addition, the Company hereby grants to the Underwriters an over-allotment option (the “Over-Allotment Option”), exercisable in whole or in part, at any time and from time to time, in the sole discretion of the Representative, on its own behalf and on behalf of the Underwriters, for a period of thirty (30) days from the Closing Date, to purchase up to an additional amount of Units equal to 15% of the Firm Units sold pursuant to the Offering, being 1,315,800 Firm Units (the “Additional Units” and, collectively with the Firm Units, the “Units”), at the Purchase

Price, to cover over-allotments, if any, and for market stabilization purposes. The Over-Allotment Option may be exercisable by the Underwriters in respect of: (i) Additional Units at the Purchase Price; or (ii) additional Firm Shares (the “Additional Shares”) at a price of U.S.$2.69 per Additional Share; or (iii) additional Firm Warrants (the “Additional Warrants”) at a price of U.S.$0.32 per Additional Warrant; or (iv) any combination of Additional Shares and/or Additional Warrants (together, the “Additional Securities”), so long as the aggregate number of Additional Shares and Additional Warrants which may be issued under the Over-Allotment Option does not exceed 1,315,800 Additional Shares and 657,900 Additional Warrants. The Firm Shares and the Additional Shares are hereinafter collectively referred to as the “Shares.” The Firm Warrants and the Additional Warrants are hereinafter collectively referred to as the “Warrants.” The Common Shares underlying the Firm Warrants and the Additional Warrants are hereinafter collectively referred to as the “Warrant Shares.” The Shares, Warrants and Warrant Shares are hereinafter collectively referred to herein as the “Offered Securities.”

The Underwriters may exercise their purchase right for Additional Securities in whole or from time to time in part by written notice from the Representative not later than thirty (30) days after the Closing Date for the Firm Units. Any exercise notice shall specify the aggregate number of Additional Securities as to which the option is being exercised and the date on which such Additional Securities are to be purchased. Each purchase date must be at least two (2) business days after the written notice is given and may not be earlier than the closing date for the Firm Units or later than ten (10) business days after the date of such notice. Each day, if any, that Additional Securities are to be purchased is hereinafter referred to as an “Option Closing Date.”

2. DEFINITIONS AND INTERPRETATION.

2.1 In this Agreement, in addition to the terms defined above or elsewhere in this Agreement, the following terms shall have the following meanings:

“Amended Prospectuses” means the Canadian Amended Prospectus and the U.S. Amended Prospectus;

“Applicable Securities Laws” means the Canadian Securities Laws and the U.S. Securities Laws;

“Applicable Time” means 8:25 A.M. Vancouver time on the date of this Agreement;

“Canadian Amended Prospectus” means the amended and restated (final) short form prospectus supplement of the Company, together with the Canadian Base Prospectus, including all of the Documents Incorporated by Reference, relating to the distribution of the Offered Securities, to be filed in accordance with the Passport System and the Shelf Procedures;

“Canadian Base Prospectus” means the (final) short form base shelf prospectus of the Company, including all of the Documents Incorporated by Reference, dated September 1, 2015, and relating to the distribution of Common Shares, warrants, subscription receipts, units or any combination thereof, filed in accordance with the Passport System and the Shelf Procedures and for which a receipt or deemed receipt has been issued by the Reviewing Authority;

“Canadian Commissions” means the applicable securities regulatory authorities in each of the Qualifying Jurisdictions;

“Canadian Prospectus” means the preliminary short form prospectus supplement of the Company, together with the Canadian Base Prospectus and the Documents Incorporated by Reference, relating to the distribution of the Offered Securities filed in accordance with the Passport System and the Shelf Procedures on the date hereof and before the Applicable Time;

“Canadian Securities Laws” means, collectively, all applicable securities laws of each of the Qualifying Jurisdictions and the respective rules and regulations under such laws together with applicable published instruments, notices and orders of the Canadian Commissions;

“CDS” means CDS Clearing and Depositary Services Inc.;

“Closing Date” means November 3, 2015, or any earlier or later date as may be agreed to by the Company and the Representative, each acting reasonably and, in the event that the Option Closing Date is simultaneous with the Closing Date, the term “Closing Date” shall refer to the time and date of delivery of the Firm Units and the Additional Securities;

“Documents Incorporated by Reference” means collectively those documents incorporated by reference in the Prospectuses or Amended Prospectuses, as applicable, including any other document prepared by the Company and filed with the Canadian Commissions after the date of this Agreement and before the completion of the distribution of the Offered Securities that is of a type that is required under Canadian Securities Laws to be incorporated by reference in the Prospectuses or Amended Prospectuses;

“Form F-X” means an Appointment of Agent for Service of Process and Undertaking on Form F-X;

“Marketing Materials” means, collectively, the template versions of any marketing materials (as defined in NI 41-101) used in respect of the Offering;

“Material Adverse Effect” means any event that (i) is reasonably likely to be expected to have a material adverse effect on the performance of this Agreement or the consummation of any of the transactions contemplated hereby, or (ii) would reasonably be expected to have a material adverse effect on the business, financial condition, or results of operations of the Company and the Material Subsidiaries, taken as a whole, and shall expressly include any fact, event, or change that would result in either of the Prospectuses or the Amended Prospectuses containing a misrepresentation;

“Material Agreement” means any material contract, indenture, trust deed, mortgage, loan agreement, note, lease or other agreement or instrument to which the Company or the Material Subsidiaries is a party and which is material to the Company;

“MI 11-102” means Multilateral Instrument 11-102 Passport System;

“NI 41-101” means National Instrument 41-101 – General Prospectus Requirements;

“NI 44-101” means National Instrument 44-201 – Short Form Prospectus Distributions;

“NI 44-102” means National Instrument 44-201 – Shelf Distributions;

“NP 11-202” means National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions;

“NYSE MKT” means the NYSE MKT LLC;

“Passport System” means the system and procedures for prospectus filing and review under Multilateral Instrument 11-102 – Passport System adopted by the Canadian Commissions (other than the Ontario Securities Commission) and NP 11-202;

“Prospectuses” mean, collectively, the Canadian Prospectus and the U.S. Prospectus;

“Qualifying Jurisdictions” means, collectively, each of the provinces of Canada other than the Province of Québec;

“Registration Statement” means the registration statement on Form F-10 of the Company (File No. 333-206476), including the exhibits thereto and the Documents Incorporated by Reference and the U.S. Base Prospectus filed with the SEC, as amended;

“Reviewing Authority” means the British Columbia Securities Commission;

“SEC” means the United States Securities and Exchange Commission;

“SEC Rules and Regulations” means the published rules and regulations of the SEC;

“Shelf Information” means the information, if any, included in the Canadian Amended Prospectus that is omitted from the Canadian Base Prospectus, but that is deemed under the Shelf Procedures to be incorporated by reference into the Canadian Base Prospectus as of the date of the Canadian Amended Prospectus;

“Shelf Procedures” means NI 44-101 and NI 44-102;

“Supplementary Material” means, collectively, any amendment to a Prospectus, any amended or supplemented Prospectus or any ancillary material, information, evidence, return, report, application, statement or document which may be filed by or on behalf of the Company under Applicable Securities Laws with the SEC or the Canadian Commissions relating to the qualification for distribution of, inter alia, the Offered Securities;

“TSX” means the Toronto Stock Exchange;

“U.S. Amended Prospectus” means the amended and restated prospectus supplement, together with the U.S. Base Prospectus and the Documents Incorporated by Reference, relating to the Offered Securities to be filed with the SEC, to be prepared in the event that members are added to the underwriting syndicate following the filing of the U.S. Prospectus, which shall be in the form of the Canadian Amended Prospectus, with such deletions therefrom and additions or changes thereto as are permitted or required by Form F-10 and the applicable SEC Rules and Regulations;

“U.S. Base Prospectus” means the final base prospectus of the Company, dated September 1, 2015, including any Documents Incorporated by Reference, which forms part of and is included in the Registration Statement;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended and the rules and regulations promulgated thereunder;

“U.S. Prospectus” means the prospectus supplement, together with the U.S. Base Prospectus and the Documents Incorporated by Reference, relating to the Offered Securities to be filed with the SEC prior to the Applicable Time, which shall be in the form of the Canadian Prospectus, with such deletions therefrom and additions or changes thereto as are permitted or required by Form F-10 and the applicable SEC Rules and Regulations;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended and the rules and regulations promulgated thereunder; and

“U.S. Securities Laws” means all applicable securities legislation in the United States, including without limitation, the SEC Rules and Regulations, the U.S. Securities Act, the U.S. Exchange Act, and any applicable state securities laws.

3. DELIVERY AND PAYMENT. ON THE BASIS OF THE REPRESENTATIONS, WARRANTIES AND AGREEMENTS OF THE COMPANY HEREIN CONTAINED, AND SUBJECT TO THE TERMS AND CONDITIONS SET FORTH IN THIS AGREEMENT:

3.1 The Underwriters hereby advise the Company that the Underwriter(s) intend to make a public offering of the Firm Units (such offering of the Units, together with any Additional Securities, the “Offering”) as soon after this Agreement has become effective as in the Representative’s judgment is advisable. In consideration of the agreement on the part of the Underwriters to purchase the Firm Units and in consideration of the services rendered and to be rendered by the Underwriters hereunder, the Company agrees to pay to the Representative on behalf of the Underwriters, (a) at the Closing Date, a cash fee equal to 5.0% of the aggregate gross proceeds from sale of the Firm Units in the Offering, and (b) at the Option Closing Date, if any, a cash fee equal to 5.0% of the aggregate gross proceeds from sale of the Additional Securities sold on each Option Closing Date (together, the “Underwriting Fee”). The Underwriting Fee may be deducted by the Underwriters from the proceeds of sale of the Firm Units on the Closing Date or the proceeds of sale of the Additional Securities on the Option Closing Date, as applicable.

3.2 The closing of the Offering will be completed at the offices of Cassels Brock & Blackwell LLP, Suite 2200, 885 West Georgia Street, Vancouver, British Columbia V6C 3E8. On the Closing Date, the Company shall deliver the Firm Units, which shall be registered in the name or names and shall be in such denominations as the Representative may request at least one (1) business day before the Closing Date, to the Underwriters, which delivery (a) with respect to the Firm Shares, shall be made electronically through the non-certificated inventory system of CDS or its nominee, and (b) with respect to the Firm Warrants, shall be made electronically through the non-certificated inventory system of CDS or its nominee, against delivery of the Purchase Price by the Underwriters to the Company by wire transfer of immediately available funds.

3.3 If any Additional Securities are to be purchased, the number of Additional Securities that may be purchased by each Underwriter shall be the number of Additional Securities which bears the same ratio to the aggregate number of Additional Securities being purchased as the number of Firm Units set forth opposite the name of such Underwriter in Schedule A hereto bears to the aggregate number of Firm Units being purchased from the Company by the several Underwriters, subject, however, to such adjustments to eliminate any fractional Units as the Representative in its sole discretion shall make. Payment of the Purchase Price for, and delivery of, any Additional Securities shall be made at the Option Closing Date or at such other time and date as the Representative and the Company determine. The Company shall deliver the Additional Securities, which shall be registered in the name or names and shall be in such denominations as the Representative may request at least one (1) business day before the Option Closing Date, to the Underwriters, which delivery (a) with respect to the Additional Shares, shall be made electronically through the non-certificated inventory system of CDS or its nominee, and (b) with respect to the Additional Warrants, shall be made electronically through the non-certificated inventory system of CDS or its nominee, against delivery of the Purchase Price by the Underwriters to the Company by wire transfer of immediately available funds.

4. REPRESENTATIONS AND WARRANTIES

4.1 The Company represents and warrants to the Underwriters, as of the date hereof, and agrees with the Underwriters that:

(a) The Company has prepared and filed with the Canadian Commissions in the Qualifying Jurisdictions, in accordance with MI 11-102 and NP 11-102, the Canadian Prospectus and the Canadian Base Prospectus relating to the offering of up to an aggregate US$150,000,000 worth of Common Shares, warrants to purchase Common Shares, subscription receipts to purchase Common Shares, units comprised of any combination of common shares and warrants, or any combination thereof. The Reviewing Authority has issued a receipt for each of the Canadian Base Prospectus and the Canadian Prospectus, which receipts evidence that receipts have been issued by the British Columbia Securities Commission. The Company has satisfied the conditions of MI 11-102 for the deemed issuance of a receipt by the other Canadian Commissions for each of the Canadian Base Prospectus and the Canadian Prospectus.

(b) The Company has prepared and filed with the SEC pursuant to the Canada/U.S. Multi-Jurisdictional Disclosure System adopted by the Canadian Commissions and the SEC (the “MJDS”), the Registration Statement under the U.S. Securities Act, including the the U.S. Base Prospectus. The Company has also prepared and filed with the SEC at the time of the initial filing of a Form F-X.

In addition, the Company will prepare and file, as promptly as possible and in any event (i) by the earlier of the date the Canadian Prospectus is first sent or delivered to the Underwriters and two (2) business days of the execution and delivery of this Agreement, with the Reviewing Authority, in accordance with the Shelf Procedures, the Canadian Amended Prospectus, and (ii) with the SEC, within one (1) business day following the filing with the Reviewing Authority of the Canadian Prospectus and the Canadian Amended Prospectus, as applicable, the U.S. Prospectus and U.S. Amended Prospectus, as applicable, in accordance with General Instruction II.L of Form F-10.

Any reference to any amendment or supplement to the Registration Statement or the U.S. Prospectus or U.S. Amended Prospectus shall be deemed to refer to and include any documents filed with the Canadian Commissions and the SEC after the effectiveness of such Registration Statement or the date of such U.S. Prospectus or U.S. Amended Prospectus and prior to the termination of the Offering and which are incorporated by reference in such Registration Statement or U.S. Prospectus or U.S. Amended Prospectus.

(c) The Company is a “foreign private issuer” (as defined in Rule 405 under the U.S. Securities Act) and meets the requirements for use of Form F-10 under the U.S. Securities Act; no stop order suspending the effectiveness of the Registration Statement has been issued by the SEC and no proceedings for that purpose have been instituted or are pending or, to the Company’s knowledge, are contemplated by the SEC; the Registration Statement, and such amendments to such Registration Statement as may have been required to the date of this Agreement, have been prepared by the Company under the provisions of the U.S. Securities Act and have been filed with the SEC; pursuant to Rule 467(a) under the U.S. Securities Act, the Registration Statement became effective on September 2, 2015 (the “Effective Date”); copies of the Registration Statement, including amendments thereto, have been delivered to the Underwriters, other than the Canadian Prospectus, the Canadian Amended Prospectus, the U.S. Prospectus, and the U.S. Amended Prospectus which will be filed as required by applicable law.

(d) The Company is eligible for the use of the Shelf Procedures provided under the Canadian Securities Laws; a receipt has been obtained or deemed to have been obtained from the Canadian Commissions in respect of the Canadian Base Prospectus, and no order suspending the trading or distribution of the Shares has been issued by any of the Canadian Commissions and no proceedings, for that purpose, have been instituted or are pending or, to the Company’s knowledge, are contemplated by any of the Canadian Commissions; on the Closing Date (and if applicable, on any Option Closing Date), there will be no reports or information that, in accordance with the requirements of the TSX, must be filed or made publicly available in connection with the listing of the Shares on the TSX (other than routine post-closing filings) that have not been filed or made publicly available as required; other than the Canadian Prospectus and the Canadian Amended Prospectus, which will be filed as required by applicable law, there are no documents required to be filed with any of the Canadian Commissions in connection with the Canadian Prospectus that have not been filed as required.

(e) On the Effective Date, the date the Canadian Prospectus is first filed with the Reviewing Authority, the date the Canadian Amended Prospectus is first filed with the Reviewing Authority, the date the U.S. Prospectus is first filed with the SEC, the date the U.S. Amended Prospectus is first filed with the SEC, at all subsequent times through and including the Closing Date, any Option Closing Date and prior to the expiry of the period of distribution of the Offered Securities, (A) the Canadian Prospectus and the Canadian Amended Prospectus, together with any Supplementary Material, as of the date thereof, did and will comply with the requirements of the Canadian Securities Laws pursuant to which it has been filed and did and will provide full, true and plain disclosure of all material facts (as defined in the Canadian Securities Laws) relating to the Company and its subsidiaries (taken as a whole) and to the Offered Securities and did not and will not contain any misrepresentation (as defined in the Canadian Securities Laws), (B) the U.S. Prospectus and U.S. Amended Prospectus did and will conform to the Canadian Prospectus and the Canadian Amended Prospectus except for such deletions or changes therefrom and additions thereto as are permitted or required by Form F-10 and the applicable SEC Rules and Regulations promulgated under the U.S. Securities Act, (C) the Registration Statement (as amended or as supplemented if the Company shall have filed with the SEC any amendment or supplement thereto), including the financial statements included therein, and the Form F-X complies with all applicable provisions of the U.S. Securities Act, (D) the Registration Statement or any such amendment or supplement did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein and necessary to make the statements therein not misleading, and (E) the U.S. Prospectus and U.S. Amended Prospectus will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, provided however, that the foregoing representations and warranties in this Section 4(e) do not apply to any statements or omissions made in reliance on and in conformity with information solely relating to any Underwriter and furnished in writing to the Company by such Underwriters specifically for inclusion in the Registration Statement, the U.S. Prospectus, the U.S. Amended Prospectus, the Canadian Prospectus or the Canadian Amended Prospectus, which information the parties hereto agree is limited to the Underwriters’ Information as defined in Section 18; neither the Company nor any of its directors and officers has distributed and none of them will distribute, prior to the later of (i) the Closing Date, (ii) any Option Closing Date and (iii) the completion of the distribution of the Offered Securities, any offering material in connection with the offering or sale of the Offered Securities other than the Registration Statement, the U.S. Prospectus, the U.S. Amended Prospectus, the Canadian Prospectus, the Canadian Amended Prospectus, or other materials, if any, permitted by the U.S. Securities Act and the Canadian Securities Laws; the documents that are incorporated by reference in the Canadian Prospectus, when they were or are filed with the Canadian Commissions, conformed or will conform, respectively, in all material respects with the requirements of the Canadian Securities Laws, and did not and will not contain a misrepresentation (as defined in Canadian Securities Laws). The Company will file with the SEC all Issuer Free Writing Prospectuses (as defined below) in the time and manner required under Rules 163(b) and 433(d) under the Securities Act; the documents that are incorporated by reference in the Canadian Prospectus, when they were or are filed with the Canadian Commissions, conformed or will conform, respectively, in all material respects with the requirements of the Canadian Securities Laws, and did not and will not contain a misrepresentation (as defined in Canadian Securities Laws).

(f) As of the Applicable Time (as defined below) and as of the Closing Date and any Option Closing Date, neither (i) any General Use Free Writing Prospectus (as defined below) issued at or prior to the Applicable Time, and the Prospectus and the information included on Schedule B hereto, all considered together (collectively, the “General Disclosure Package”), (ii) any individual Limited Use Free Writing Prospectus (as defined below), nor (iii) the bona fide electronic road show (as defined in Rule 433(h)(5) under the Securities Act), if any, that has been made available without restriction to any person, when considered together with the General Disclosure Package, included or will include, any untrue statement of a material fact or omitted or as of the Closing Date or any Option Closing Date will omit, to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the Company makes no representations or warranties as to information contained in or omitted from any Issuer Free Writing Prospectus, in reliance upon, and in conformity with, written information furnished to the Company by the Representative by or on behalf of the Underwriters specifically for inclusion therein, which information the parties hereto agree is limited to the Underwriters’ Information (as defined in Section 18). As used in this paragraph (f) and elsewhere in this Agreement:

“General Use Free Writing Prospectus” means any Issuer Free Writing Prospectus that is identified on Schedule B to this Agreement.

“Issuer Free Writing Prospectus” means any “issuer free writing prospectus,” as defined in Rule 433 under the U.S. Securities Act relating to the Units in the form filed or required to be filed with the SEC or, if not required to be filed, in the form retained in the Company’s records pursuant to Rule 433(g) under the U.S. Securities Act.

“Limited Use Free Writing Prospectuses” means any Issuer Free Writing Prospectus that is not a General Use Free Writing Prospectus.

(g) No order preventing or suspending the use of any Prospectus, any Issuer Free Writing Prospectus or the Amended Prospectuses relating to the Offering has been issued by the SEC or the Canadian Commissions, and no proceeding for that purpose or pursuant to Section 8A of the U.S. Securities Act has been instituted or threatened by the SEC.

(h) Each Issuer Free Writing Prospectus, if any, as of its issue date and at all subsequent times through the completion of the Offering or until any earlier date that the Company notified or notifies the Underwriters as described in Section 5(e), did not, does not and will not include any information that conflicted, conflicts or will conflict with the information contained in the Registration Statement, the U.S. Prospectus or the U.S. Amended Prospectus, in each case including any document incorporated by reference therein and any prospectus supplement deemed to be a part thereof that has not been superseded or modified, or includes an untrue statement of a material fact or omitted or would omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The foregoing sentence does not apply to statements in or omissions from any Issuer Free Writing Prospectus in reliance upon, and in conformity with, written information furnished to the Company by the Representative by or on behalf of the Underwriters specifically for inclusion therein, which information the parties hereto agree is limited to the Underwriters’ Information (as defined in Section 18).

(i) The Company is not an “ineligible issuer” in connection with the Offering, pursuant to the applicable SEC Rules and Regulations under the U.S. Securities Act. The Company has not distributed and will not distribute, prior to the later of (i) the expiration or termination of the Over-Allotment Option granted to the Underwriters and (ii) the completion of the Underwriters’ distribution of the Offered Securities, any offering material in connection with the Offering other than the Registration Statement, the Prospectuses, the Amended Prospectuses, and other materials, if any, permitted under the U.S. Securities Act and consistent with Section 5(b) below. The Company will file with the SEC all Issuer Free Writing Prospectuses (other than “road show,” as described in Rule 433(d)(8) under the U.S. Securities Act), if any, in the time and manner required under Rules 163(b)(2) and 433(d) under the U.S. Securities Act.

(j) The Company and the Material Subsidiaries (as defined below) are each corporations duly incorporated and validly existing under the laws of their respective jurisdictions of incorporation, have all requisite corporate or company power and authority and are duly qualified to carry on its business as currently conducted and to own, lease or operate their properties and assets and no proceedings have been taken or, to the knowledge of the Company, are pending for the dissolution or winding up of the Company or the Material Subsidiaries, and the Company has all requisite power and authority to enter into each of this Underwriting Agreement, the Warrant Indenture and to carry out its obligations hereunder and thereunder.

(k) The Company and the Material Subsidiaries have been conducting their business in compliance in all material respects with all applicable laws and regulations of each jurisdiction in which it carries on business and the Company has not received a notice of non-compliance, nor know of, nor have reasonable grounds to know of, any facts that could give rise to a notice of material non-compliance with any such laws and regulations.

(l) The Company has no direct or indirect subsidiaries, other than Sandstorm Gold Bank Limited, incorporated under the laws of Barbados, Sandstorm Gold (Canada) Ltd., incorporated under the laws of the Province of British Columbia (the “Material Subsidiaries”), Sandstorm Metals & Energy Ltd. (British Columbia) incorporated under the laws of the Province of British Columbia, Premier Royalty (U.S.A.) Inc. incorporated under the laws of Delaware, Inversiones Mineras Australes S.A. incorporated under the laws of Argentina, Gold Royalties Corporation incorporated under the laws of the Province of Alberta, Inversiones Mineras Australes Holdings (BVI) Inc. incorporated under the laws of British Virgin Islands, Bridgeport Gold Inc. incorporated under the laws of Nevada, SA Targeted Investing Corp. incorporated under the laws of Canada, Sandstorm Metals & Energy (Canada) Holdings Ltd. incorporated under the laws of British Columbia, Sandstorm Metals & Energy (Canada) Ltd. incorporated under the laws of British Columbia, Sandstorm Metals & Energy (USA) Inc. incorporated under the laws of Delaware, Black Bullet LLC incorporated under the laws of Delaware, M Coal LLC incorporated under the laws of Nevada, nor any investment or proposed investment in any person which, for the financial year ended December 31, 2014 accounted for or which is expected to account for, more than 5% of the assets or revenues of the Company or would otherwise be material to the business and affairs of the Company on a consolidated basis.

(m) Subject to the security granted pursuant to the General Security and Hedge Agreement dated January 10, 2012 with the Bank of Nova Scotia, the Company owns, directly, all of the issued and outstanding shares in the capital of the Material Subsidiaries, free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands whatsoever and no person, firm or company has any agreement, option, right or privilege (whether pre-emptive or contractual) capable of becoming an agreement, for the purchase from the Company or the Material Subsidiaries of any interest in any of the shares in the capital of the Material Subsidiaries, and all of such shares of capital in the Material Subsidiaries have been duly authorized and are outstanding as fully paid and non-assessable shares.

(n) The Company and the Material Subsidiaries hold all requisite licenses, registrations, qualifications, permits and consents necessary or appropriate for carrying on business as currently carried on and all such licenses, registrations, qualifications, permits and consents are valid and subsisting and in good standing in all material respects except where the failure to hold or the lack of good standing in respect of such licenses, registrations, qualifications, permits and consents would not have a Material Adverse Effect. In particular, without limiting the generality of the foregoing, the Company is not aware of any notice of proceedings relating to the revocation or adverse modification of any material mining or exploration permit or license of the Company or any of the Material Subsidiaries, if any, nor has it received notice of the revocation or adverse modification of, or any intention to revoke or modify, any mining claims, groups of claims, exploration rights, concessions or leases relating to any of the properties set out in Schedule C of this Agreement (“Material Third Party Properties”), where such revocation or modification would result in a Material Adverse Effect.

(o) Except as otherwise disclosed in the General Disclosure Package: (i)the Company does not know of any claim that might or could materially and adversely affect its right to use, transfer or otherwise exploit its property or assets, and, to the best of the knowledge of the Company, there is no claim that might or could materially and adversely affect the rights of the Material Subsidiaries, as applicable, to use, transfer or otherwise exploit their respective rights relating to the Material Third Party Properties; and (ii)the Company and the Material Subsidiaries do not have any responsibility or obligation to pay any material commission, royalty, license fee or similar payment to any person with respect to its property and assets.

(p) The description of the Material Third Party Properties set out in the General Disclosure Package constitutes an accurate description of the Material Third Party Properties and all material interests held or to be held by the Company and the Material Subsidiaries therein.

(q) The Company is in compliance with the provisions of NI 43-101 and has duly filed with the applicable regulatory authorities all reports required by NI 43-101, and all such reports comply in all material respects with the requirements of NI 43-101.

(r) The Company: (i)is a reporting issuer in the Qualifying Jurisdictions; (ii)is not in default of any requirement of Applicable Securities Laws in any of the Qualifying Jurisdictions or the United States; (iii) is not included on a list of defaulting reporting issuers maintained by the Canadian Commissions; and (iv) will be, on the Closing Date, a reporting issuer under the Canadian Securities Laws.

(s) On the Closing Date, all consents, approvals, permits, authorizations or filings as may be required to be made or obtained by the Company under the Applicable Securities Laws necessary for the execution and delivery of this Agreement and the Warrant Indenture and the consummation of the transactions contemplated hereby and thereby, will have been made or obtained, as applicable (other than the filing of reports required under Applicable Securities Laws and the filing of standard documents with the TSX and the NYSE MKT, which documents shall be filed as soon as practicable after the Closing Date and, in any event, within the deadlines imposed by applicable Securities Laws or the TSX or the NYSE MKT).

(t) The Company is in compliance with its timely and continuous disclosure obligations under the Applicable Securities Laws and the policies, rules and regulations of the TSX and the NYSE MKT and, without limiting the generality of the foregoing, there has not occurred any material change, financial or otherwise, in the assets, liabilities (contingent or otherwise), business, operations, financial condition or capital of the Company since the date of its initial listing on a recognizable stock exchange, which has not been publicly disclosed on a non-confidential basis.

(u) Each of the execution and delivery of this Agreement and the Warrant Indenture, the performance by the Company of its obligations hereunder or thereunder, the issue and sale of the Offered Securities hereunder and the consummation of the transactions contemplated in this Agreement, including the issuance and delivery of the Offered Securities, and the issuance and delivery of the Warrant Shares upon the exercise of the Warrants, do not and will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under (whether after notice or lapse of time or both), (A) any statute, rule or regulation applicable to the Company including, without limitation, Applicable Securities Laws and the rules and regulations of the TSX and the NYSE MKT; (B) the constating documents or resolutions of the directors or shareholders of the Company which are in effect at the date hereof; (C) any Material Agreement; or (D) any judgment, decree or order binding the Company or its property or assets.

(v) Except as disclosed in the General Disclosure Package, neither the Company nor the Material Subsidiaries has approved, or entered into nor have any knowledge of any binding agreement in respect of:

(i)	the purchase of any material property or assets or any interest therein or the sale, transfer or other disposition of any material property or assets or any interest therein currently owned, directly or indirectly, by the Company or the Material Subsidiaries whether by asset sale, transfer of shares or otherwise;

(ii)	the change of control (by sale or transfer of shares or sale of all or substantially all of the property and assets of the Company or the Material Subsidiaries or otherwise) of the Company or the Material Subsidiaries; or

(iii)	a proposed or planned disposition of the Material Subsidiaries or of shares by any shareholder who owns, directly or indirectly, 10% or more of the outstanding shares of the Company.

(w) The financial statements of the Company included in the Documents Incorporated by Reference, including the notes thereto together with any report thereon prepared by the firm of chartered professional accountants as the Company may have appointed or may from time to time appoint as auditors of the Company (“Company’s Auditors”), as at the periods included therein (“Financial Statements”) have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), except as may be expressly stated in the related notes thereto. The financial data set forth in the Prospectuses and the Amended Prospectuses fairly present and will fairly present, in all material respects, the financial position of the Company as at the dates thereof and the results of the operations of the Company for the periods then ended and contain and reflect adequate provisions or allowance for all reasonably anticipated liabilities, expenses and losses of the Company, as applicable, and there has been no material change in accounting policies or practices of the Company since December 31, 2014, except as has been publicly disclosed in the General Disclosure Package.

(x) There are no material off-balance sheet transactions, arrangements or obligations (including contingent obligations) of the Company or the Material Subsidiaries with unconsolidated entities or other persons that could reasonably expected to have a Material Adverse Effect.

(y) All taxes (including income tax, capital tax, payroll taxes, employer health tax, workers’ compensation payments, property taxes, custom and land transfer taxes), duties, royalties, levies, imposts, assessments, deductions, charges or withholdings and all liabilities with respect thereto including any penalty and interest payable with respect thereto (collectively, “Taxes”) due and payable by the Company and the Material Subsidiaries have been paid, except where the failure to pay Taxes would not have a Material Adverse Effect. All tax returns, declarations, remittances and filings required to be filed by the Company and the Material Subsidiaries have been filed with all appropriate national, federal government, province, state, municipality or other political subdivision of any of the foregoing, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government and any corporation or other entity owned or controlled (through stock or capital ownership or otherwise) by any of the foregoing, and any governmental department, commission, board, bureau, agency or instrumentality, including, without limitation, the Securities Regulators (the “Governmental Authority”) and all such returns, declarations, remittances and filings are complete and accurate and no material fact or facts have been omitted therefrom which would make any of them misleading, except where the failure to file such documents would not have a Material Adverse Effect. Except as disclosed to the Underwriters, no examination of any tax return of the Company or the Material Subsidiaries is currently in progress and there are no issues or disputes outstanding with a Governmental Authority respecting any Taxes that have been paid, or may be payable, by the Company or the Material Subsidiaries, in any case, except where such examinations, issues or disputes would not have a Material Adverse Effect.

(z) The Company and the Material Subsidiaries have established on its books and records reserves that are adequate for the payment of all material Taxes not yet due and payable and there are no liens for Taxes on the material assets of the Company or the Material Subsidiaries, and there are no audits pending of the tax returns of the Company and the Material Subsidiaries (whether federal, state, provincial, local or foreign) and other than as disclosed in the Financial Statements, there are no claims which have been or may be asserted relating to any such tax returns, which audits and claims, if determined adversely, would result in the assertion by any Governmental Authority of any deficiency that would result in a Material Adverse Effect.

(aa) The Company’s Auditors who audited the Financial Statements of the Company for the year ended December 31, 2014 and who provided their audit report thereon, are independent public accountants as required under applicable Canadian Securities Laws and are independent as required under applicable U.S. Securities Laws, are registered with the Public Company Accounting Oversight Board and there has never been a reportable disagreement (within the meaning of National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”)) between the Company and the Company’s Auditors.

(bb) Other than as set out in the General Disclosure Package, no person has or will have at the Closing Date any agreement or option, or right or privilege (whether pre-emptive or contractual) capable of becoming an agreement or option, for the purchase from the Company or any of the Material Subsidiaries of any unissued shares or securities of the Company or any of the Material Subsidiaries.

(cc) The Company and the Material Subsidiaries are not a party to any agreement which in any manner affects or will affect the voting or control of any of the securities of the Company or any of the Material Subsidiaries.

(dd) None of the directors, officers or employees of the Company, any person who owns, directly or indirectly, more than 10% of any class of securities of the Company or securities of any person exchangeable for more than 10% of any class of securities of the Company, or any associate or affiliate of any of the foregoing, had or has any material interest, direct or indirect, in any transaction or any proposed transaction (including, without limitation, any loan made to or by any such person) with the Company which, as the case may be, materially affects, is material to or will materially affect the Company and the subsidiaries on a consolidated basis.

(ee) There are no actions, suits, judgments, investigations or proceedings of any kind whatsoever outstanding, pending or, to the best of the Company’s knowledge, threatened against the Company and the Material Subsidiaries, at law or in equity or before or by any court, commission, board, bureau, agency or governmental agency of any kind whatsoever which, either separately or in the aggregate, may have a Material Adverse Effect. The Company and the Material Subsidiaries are not subject to any judgment, order, writ, injunction, decree, award, rule, policy or regulation of any Governmental Authority which, either separately or in the aggregate, may have a Material Adverse Effect.

(ff) No legal or governmental proceedings or inquiries are pending to which the Company or any of the Material Subsidiaries are a party or to which their property or assets are subject that would result in the revocation or modification of any material certificate, authority, permit or license necessary to conduct the business now owned or operated by the Company which, if the subject of an unfavourable decision, ruling or finding would have a Material Adverse Effect and, to the best of the Company’s knowledge, no such legal or governmental proceedings or inquiries have been threatened against or are contemplated with respect to the Company or the Material Subsidiaries .

(gg) No approval, authorization, consent or other order of, and no filing, registration or recording with, any Governmental Authority or other person is required of the Company in connection with the execution and delivery of or with the performance by the Company of this Agreement except: (i) those which have been obtained or those which may be required and shall be obtained prior to the Closing Date under applicable Securities Laws or the rules of the TSX and the NYSE MKT including in compliance with applicable Securities Laws with regard to the distribution of the Offered Securities in the Qualifying Jurisdictions, and (ii) such post-closing notice filings with the Securities Regulators and the TSX and the NYSE MKT as may be required in connection with the Offering, including under the U.S. Securities Act and related notice filings under applicable United States state securities laws as may be required in connection with the issue and sale of Units in the United States or to, or for the account or benefit of, U.S. Persons.

(hh) The Company and the Material Subsidiaries are not in violation of their constating documents or in default of the performance or observance of any material obligation, agreement, covenant or condition contained in any Material Agreement.

(ii) Any and all of the agreements and other documents and instruments pursuant to which the Company and Material Subsidiaries hold the Material Third Party Properties (including any interest in, or right to earn an interest in, any property), are valid and subsisting agreements, documents or instruments in full force and effect, enforceable in accordance with their terms, and, to the best of the Company’s knowledge, none of the other parties thereto are in default, of any of the material provisions of any such agreements, documents or instruments. None of the Material Third Party Properties (or any interest in, or right to earn an interest in, any property) is subject to any right of first refusal or purchase or acquisition right which is not disclosed in the General Disclosure Package.

(jj) On the Closing Date, each of this Agreement and the Warrant Indenture shall have been duly authorized, executed and delivered by the Company and upon such execution and delivery each shall constitute a valid and binding obligation of the Company and each shall be enforceable against the Company in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought, and by the fact that rights to indemnity, contribution and waiver, and the ability to sever unenforceable terms, may be limited by applicable law.

(kk) On the Closing Date, all necessary corporate action will have been taken by the Company to carry out its obligations hereunder and to allot and authorize the issuance of the Shares and Warrants comprising the Firm Units and the Warrant Shares underlying the Warrants in accordance with the provisions thereof, the Shares will be validly issued as fully paid and non-assessable shares, and upon the due exercise of the Warrants in accordance with the provisions thereof, including payment of the exercise price, the Warrant Shares will be validly issued as fully paid and non-assessable shares.

(ll) The Common Shares are listed and posted for trading on the TSX and the NYSE MKT and all necessary notices and filings have been, or will be, made with and all necessary consents, approvals and authorizations obtained by the Company from the TSX and the NYSE MKT to ensure that the Shares, Warrants and Warrant Shares will be listed and posted for trading on the TSX upon their issuance and the Shares and the Warrant Shares will be listed and posted for trading on the NYSE MKT upon their issuance.

(mm) No order, ruling, determination having the effect of suspending the sale or ceasing the trading in any securities of the Company has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or, to the knowledge of the Company, are pending, contemplated or threatened by any regulatory authority.

(nn) The authorized capital of the Company consists of an unlimited number of Common Shares of which, as at the close of business on October 26, 2015, 118,220,658 Common Shares were issued and outstanding; common share purchase warrants to purchase up to 24,598,911 Common Shares were issued and outstanding, options to purchase up to 6,810,082 Common Shares were issued and outstanding and restricted share rights to acquire up to 619,935 Common Shares were issued and outstanding.

(oo) The Company and the Material Subsidiaries have not made any loans to or guaranteed the obligations of any person which are material to the Company on a consolidated basis or which are not reflected on the Financial Statements.

(pp) Neither the Company nor the Material Subsidiaries occupy any premises as tenants which are material to the Company.

(qq) No insurance is necessary for the Company or the Material Subsidiaries in respect of the loss or damage of any of the assets of the Company or in respect of its business and operations, other than directors’ and officers’ insurance held by the Company with a responsible insurer on a basis consistent with directors’ and officers’ insurance obtained by reasonably prudent participants in comparable businesses, and such coverage is in full force and effect, and the Company has not failed to promptly give notice of any material claim thereunder.

(rr) Computershare Investor Services Inc. at its principal offices in the cities of Toronto, Ontario and Vancouver, British Columbia, has been duly appointed as registrar and transfer agent for the Common Shares.

(ss) On or prior to the Closing Date, Computershare Trust Company of Canada shall have been duly appointed as warrant agent under the Warrant Indenture.

(tt) To the knowledge of the Company, none of the directors or officers of the Company or any associate or affiliate of any of the foregoing had or has any material interest, direct or indirect, in any material transaction or any proposed material transaction with the Company or the Material Subsidiaries which materially affects the Company, is material to the Company or will have a Material Adverse Effect.

(uu) The minute books and records of the Company made available to counsel for the Underwriters in connection with its due diligence investigation of the Company provided in the data room for the period from January 1, 2010 to the date of examination thereof contain copies of all material proceedings (or certified copies thereof or drafts thereof pending approval) of the shareholders, the directors and all committees of directors of the Company to the date of review of such corporate records and minute books and there have been no other meetings, resolutions or proceedings of the shareholders, directors or any committees of the directors of the Company to the date hereof not reflected in such minute books and other records, other than those which have been disclosed to the Underwriters or which are not material in the context of the Company.

(vv) The Company has not been and is not currently in violation, in connection with the ownership, use, maintenance or operation of its property and assets and, to the best of the knowledge of the Company, the Company is not aware of any violation, in respect of the Material Third Party Properties, of any applicable federal, provincial, state, municipal or local laws, by-laws, regulations, orders, policies, permits, licenses, certificates or approvals having the force of law, domestic or foreign, relating to environmental, health or safety matters (collectively the “Environmental Laws”) which would have a Material Adverse Effect.

(ww) Without limiting the generality of the immediately preceding subsection, the Company and the Material Subsidiaries have not received any notice of any material claim, judicial or administrative proceeding, pending or threatened against, or which may affect, the Company, the Material Subsidiaries, or any of their property, assets or operations, or any of the Material Third Party Properties, relating to, or alleging any violation of any Environmental Laws; to the knowledge of the Company, are not the subject of any investigation, evaluation, audit or review by any Governmental Authority to determine whether any violation of any Environmental Laws has occurred or is occurring or whether any remedial action is needed in connection with a release of any contaminant into the environment, except for compliance investigations conducted in the normal course by any Governmental Authority, in each case which could reasonably be expected to have a Material Adverse Effect.

(xx) Other than as disclosed in the General Disclosure Package, there are no orders, rulings or directives issued, pending or, to the best of the knowledge of the Company, threatened against the Company or any of the Material Subsidiaries under or pursuant to any Environmental Laws requiring any work, repairs, construction or capital expenditures with respect to the property or assets of the Company or the Material Subsidiaries (including any leased premises).

(yy) The Company and the Material Subsidiaries are not subject to any contingent or other liability relating to the restoration or rehabilitation of land, water or any other part of the environment (except for those derived from normal exploration activities) or non-compliance with Environmental Laws which could reasonably be expected to have a Material Adverse Effect.

(zz) The Company is not aware of any proposed or pending change in the legislation governing the Company, the Material Subsidiaries, the Material Third Party Properties or affecting the Company’s or the Material Subsidiaries’s business, operations, affairs which could reasonably be expected to have a Material Adverse Effect.

(aaa) The Company is not aware of any licensing or legislation, regulation, by-law or other lawful requirement of any governmental body having lawful jurisdiction over the Company or the Material Subsidiaries presently in force or, to its knowledge, proposed to be brought into force that the Company anticipates it will be unable to comply with, to the extent that compliance is necessary, which would reasonably be likely to result in a Material Adverse Effect.

(bbb) There has not been and there is not currently any labour disruption, grievance, arbitration proceeding or other conflict with respect to the Company and the Material Subsidiaries which could reasonably be expected to have a Material Adverse Effect, and the Company and the Material Subsidiaries are in compliance with the provisions of all federal, provincial, local and foreign laws and regulations respecting employment practices, terms and conditions of employment and wages and hours, except where non-compliance with any such provisions would not have a Material Adverse Effect.

(ccc) No union has been accredited or otherwise designated to represent any employees of the Company or the Material Subsidiaries.

(ddd) The General Disclosure Package disclosed, to the extent required by applicable Securities Laws in the Qualifying Jurisdictions, each material plan for retirement, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or otherwise contributed to, or required to be contributed to, by the Company or the Material Subsidiaries for the benefit of any current or former director, officer, employee or consultant of the Company or the Material Subsidiaries (the “Employee Plans”), each of which has been maintained in all material respects with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations that are applicable to such Employee Plans.

(eee) The Company and the Material Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurances that (A) transactions are executed in accordance with management’s general or specific authorization, and (B) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain accountability for assets.

(fff) Except as set forth in the General Disclosure Package, the Company has not completed within 75 days prior to the date hereof any “significant acquisition” (as such term is used in item 10 of Form 44-101F1 of National Instrument 44-101—Short Form Prospectus Distributions) nor is it proposing any acquisition that has progressed to a state where a reasonable person would believe that the likelihood of the acquisition being completed is high, in each case that would require the inclusion of any additional financial statements or pro forma financial statements in the Canadian Prospectus pursuant to the Canadian Securities Laws.

(ggg) To the knowledge of the Company, no circumstances presently exist under which liability is or could reasonably be expected to be incurred under Part XXIII – Civil Liability for Secondary Market Disclosure of the Securities Act (Ontario).

(hhh) Other than the Underwriters, there is no person acting or purporting to act at the request or on behalf of the Company that is entitled to any brokerage or finder’s fee in connection with the transactions contemplated by this Agreement.

(iii) The Company and the Material Subsidiaries are not a party to, or bound by, or to the best of its knowledge, affected by any commitment, agreement or document containing any covenant which expressly limits the freedom of the Company or the Material Subsidiaries to compete in any line of business (other than restrictions contained in confidentiality agreements entered into in connection with the Company’s consideration of silver and gold streaming opportunities that may contain restrictions on the ability of the Company to acquire interests in the particular location, project or company being evaluated), transfer or move any of its assets or operations (other than restrictions on assignment of agreements and the right of first refusal contained in any material contract as described in the General Disclosure Package) or which would have a Material Adverse Effect.

(jjj) The attributes of the Common Shares and the Warrants conform in all material respects with the description thereof in the Prospectuses and the Amended Prospectuses.

(kkk) The net proceeds from the Offering will be used as described in the Prospectuses and the Amended Prospectuses under the heading “Use of Proceeds”.

(lll) No forward-looking statement or forward-looking information within the meaning of Applicable Securities Laws included or incorporated by reference in the General Disclosure Package has been made or reaffirmed by the Company without a reasonable basis in terms of the data and assumptions used, or has been disclosed other than in good faith.

(mmm) Neither the Company nor any of its subsidiaries (including the Material Subsidiaries) nor, to the knowledge of the Company, any employee or agent of the Company or any of its subsidiaries (including the Material Subsidiaries) of or has (i) made any unlawful contribution or other payment to any official of, or candidate for, any federal, state, provincial or foreign office, or failed to disclose fully any contribution, in violation of any law, or (ii) made any payment to any foreign, Canadian, United States or state governmental officer or official, or other person charged with similar public or quasi-public duties, other than payments required or permitted by the laws of the United States or Canada or any jurisdiction thereof, or (iii) violated any provision of the Canadian Corruption of Foreign Public Officials Act or the Foreign Corrupt Practices Act of 1977, as amended; and each of its subsidiaries (including the Material Subsidiaries) have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith.

(nnn) The operations of the Company and each of its subsidiaries (including the Material Subsidiaries) are and have been conducted at all times in compliance with applicable financial record-keeping and reporting requirements of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and the U.S. Currency and Foreign Transactions Reporting Act of 1970, as amended, the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines issued, administered or enforced by any governmental agency (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any subsidiary (including the Material Subsidiaries) with respect to the Money Laundering Laws is pending or, to the best knowledge of the Company, threatened.

(ooo) To the extent applicable pursuant to applicable laws of the United States, neither the Company, any subsidiary (including the Material Subsidiaries) nor, to the knowledge of the Company, any director, officer, agent, employee, affiliate of the Company or any of its subsidiaries (including the Material Subsidiaries) is currently the target of any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”); and the Company will not directly or indirectly use the proceeds of the Offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity, for the purpose of financing the activities of any person currently subject to any U.S. sanctions administered by OFAC.

(ppp) The Company is, and after giving effect to the Offering will be, in compliance in all material respects with all effective provisions of the Sarbanes-Oxley Act of 2002 and any related rules and regulations promulgated by the SEC thereunder (the “Sarbanes-Oxley Act”) and all certification requirements under the Securities Laws, in each case to the extent applicable to a foreign private issuer.

(qqq) Neither the Company nor any subsidiary (including Material Subsidiaries) nor any of their affiliates (within the meaning NASD Conduct Rule 5121(f)(1) of the Financial Industry Regulatory Authority (“FINRA”)) directly or indirectly controls, is controlled by, or is under common control with, or is an associated person (within the meaning of Article I, Section 1(ee) of the By-laws of FINRA) of, any member firm of FINRA.

(rrr) At the times the Registration Statement was originally filed and declared effective under the U.S. Securities Act and on the date hereof, the Company (i) met and meets the applicable requirements for the use of Form F-10 under the U.S. Securities Act, and (ii) is not and was not an “ineligible issuer,” as defined in Rule 405 under the U.S. Securities Act.

(sss) No approval of the shareholders of the Company under the rules and regulations of NYSE MKT, the TSX or the Canadian Securities Laws is required for the Company to issue and deliver to the Underwriters the Offered Securities.

Any certificate signed by or on behalf of the Company and delivered to the Representative or to counsel for the Underwriters shall be deemed to be a representation and warranty by the Company to the Underwriters as to the matters covered thereby.

4.2 Each of the Underwriters represents and warrants to the Company, as of the date hereof, and agrees with the Company that:

(ttt) it is, and will remain so, until the completion of the Offering, appropriately registered under Applicable Securities Laws so as to permit it to lawfully fulfill its obligations hereunder; and

(b) it has good and sufficient right and authority to enter into this Agreement and complete the transactions contemplated under this Agreement on the terms and conditions set forth herein and upon such execution and delivery this Agreement shall constitute a valid and binding obligation of the Underwriters and each shall be enforceable against the Underwriters in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought, and by the fact that rights to indemnity, contribution and waiver, and the ability to sever unenforceable terms, may be limited by applicable law.

4.3 The Underwriter hereby covenants and agrees with the Company to the following:

(uuu) The Underwriter will offer the Units for sale to the public in Canada and the United States, directly (including through any affiliate of the Underwriter) and through other registered investment dealers or brokers, only in compliance with all Applicable Securities Laws, upon the terms and conditions set forth in the Canadian Prospectus and the U.S. Prospectus, any amendments thereto (including the Amended Prospectuses) and this Agreement and will offer the Units for sale to the public outside of Canada and the United States, directly (including through any affiliate of the Underwriter) and through other registered investment dealers or brokers, only in compliance with all applicable laws and regulations in each jurisdiction into and from which it may offer or sell the Units, upon the terms and conditions set forth in the Canadian Prospectus and the U.S. Prospectus,, any amendments thereto (including the Amended Prospectuses) and this Agreement;

(vvv) The Underwriter will use its commercially reasonable efforts to complete the distribution of the Units as promptly as possible after the Closing Date, but in any event no later than seven (7) Business Days following the date of exercise of the entire Over-Allotment Option, if exercised. The Representative shall promptly notify the Company when the distribution of the Units has ceased and will provide the Company, as soon as practicable thereafter, a breakdown of the number of Units distributed in each of the Qualifying Jurisdictions where such breakdown is required for the purpose of calculating fees payable to the Canadian Commissions and, if applicable, in the United States;

(www) No Underwriter that is a non-resident for purposes of the Income Tax Act (Canada) will render any services under this Agreement in Canada;

(xxx) The Underwriters shall not, in connection with the services provided hereunder, make any representations or warranties with respect to the Company or its securities, other than as set forth in the General Disclosure Package, any Issuer Free Writing Prospectus or in any Marketing Materials; and

(yyy) Underwriters acknowledge that the Corporation is not taking any steps to qualify the Units for distribution or register the Units or the distribution thereof with any securities authority outside of the Qualifying Jurisdictions or the United States.

5. FURTHER AGREEMENTS OF THE COMPANY.

The Company agrees with the Underwriters as follows:

(a) During the period beginning on the date of this Agreement and ending on the latest of the Closing Date, any Option Closing Date and the expiry of the period as in the opinion of counsel for the Underwriters a prospectus relating to the Offered Securities is required by law to be delivered in connection with the sale of Units by the Underwriters or any dealer (the “Prospectus Delivery Period”), (i) before filing any amendment or supplement to the Registration Statement, the Prospectuses or the Amended Prospectuses, the Company will furnish to the Representative and counsel for the Underwriters a copy of the proposed amendment or supplement for review and will not make, prepare, use, authorize, approve, refer to or file any such proposed amendment or supplement to which the Representative reasonably objects; (ii) to advise the Representative promptly after it receives notice thereof, of the time when any amendment to the Registration Statement has been filed or becomes effective or any supplement or amendment to the Prospectuses or the Amended Prospectuses has been filed and to furnish the Representative with copies thereof; (iii) to file promptly all reports required to be filed by the Company with the SEC or with the Canadian Commissions to comply with Canadian Securities Laws and with the TSX, to procure and ensure the continued listing of the Shares thereon subsequent to the date of the Prospectuses and the Amended Prospectuses and for so long as the Prospectus Delivery Period; (iv) to provide the Representative with a copy of such reports and statements and other documents as are filed by the Company pursuant to Section 13, 14 or 15(d) of the U.S. Exchange Act or with the Canadian Commissions pursuant to the Canadian Securities Laws and to promptly notify the Underwriters of such filing; (v) to advise the Representative, promptly after it receives notices thereof, of (y) any request by the Canadian Commissions or the SEC to amend or supplement the Registration Statement, the Canadian Base Prospectus, the U.S. Base Prospectus, the U.S. Prospectus, the Canadian Prospectus, the Amended Prospectuses, or any Issuer Free Writing Prospectus, if any, or for additional information with respect thereto, or (z) the issuance by the SEC or the Canadian Commissions of any stop order suspending the effectiveness of the Registration Statement, the Prospectuses or the Amended Prospectuses, respectively, or the institution or threatening of any proceeding for any such purpose; (vi) to advise the Representative promptly of the happening of any event which would reasonably be likely to require the making of any change in the Prospectuses or the Amended Prospectuses, if any, then being used so that the Prospectuses and Amended Prospectuses would (A) constitute full, true and plain disclosure of all material facts relating to the Offered Securities in the case of the Canadian Prospectus and Canadian Amended Prospectus and (B) not include an untrue statement of material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they are made, not misleading in the case of the U.S. Prospectus and U.S. Amended Prospectus, and, during such time, subject to Section 5(d) hereof, to prepare and furnish promptly to the Representative, at the Company’s expense, such amendments or supplements to the Prospectuses or Amended Prospectuses, as may be necessary to reflect any such change and (vii) in the event the SEC shall issue any order suspending the effectiveness of the Registration Statement or the Canadian Commissions shall issue any cease trading order, promptly to use its reasonable best efforts to obtain the withdrawal of such order at the earliest practicable moment.

(b) To comply with the requirements of the Shelf Procedures and General Instruction II.L of Form F-10 and file (i) the Canadian Prospectus Supplement with the Canadian Commissions on the earlier of the first date the Canadian Prospectus Supplement is delivered to the Underwriters and the day which is two (2) Business Days following the date of this Agreement, and (ii) the U.S. Prospectus and U.S. Amended Prospectus, as applicable, with the SEC one (1) Business Day following the filing of the Canadian Prospectus and Canadian Amended Prospectus, as applicable, with the Canadian Commissions. If during the period in which a prospectus is required by law to be delivered by an Underwriter or a dealer in connection with the distribution of Units contemplated by the Prospectuses and Amended Prospectuses, any event shall occur that makes any statement made in the Registration Statement, the U.S. Prospectus, the U.S. Amended Prospectus, the Canadian Prospectus, the Canadian Amended Prospectus or the Issuer Free Writing Prospectus, if any, untrue or that as a result of which, in the reasonable opinion of the Underwriters or counsel for the Underwriters, it becomes necessary to amend or supplement the Registration Statement in order to make the statements therein not misleading, or the U.S. Prospectus, the Canadian Prospectus or the Amended Prospectuses in order to (A) constitute full, true and plain disclosure of all material facts required to be stated therein in the case of the Canadian Prospectus and Canadian Amended Prospectus; and (B) make the statements therein, in the light of the circumstances in which they are made, not misleading in the case of the U.S. Prospectus or U.S. Amended Prospectus, or, if it is necessary at any time to amend or supplement the Registration Statement, the U.S. Prospectus, the Canadian Prospectus, the Amended Prospectuses or the Issuer Free Writing Prospectus, if any, to comply with any law, the Company promptly will prepare and file with the SEC and the Canadian Commissions, and furnish at its own expense to the Representative, an appropriate amendment to the Registration Statement or supplement to the U.S. Prospectus, Canadian Prospectus, Amended Prospectuses or the Issuer Free Writing Prospectus, if any, so that the Registration Statement as so amended or the U.S. Prospectus or the Canadian Prospectus or Amended Prospectuses, as so amended or supplemented will (i) constitute full, true and plain disclosure of all material facts required to be stated therein in the case of the Canadian Prospectus and Canadian Amended Prospectus; and (ii) not, in the light of the circumstances when it is so delivered, be misleading in the case of the U.S. Prospectus and U.S. Amended Prospectus, or so that the Registration Statement, U.S. Prospectus or the Canadian Prospectus or the Amended Prospectuses will comply with such law. Before amending the Registration Statement or amending or supplementing the U.S. Prospectus or the Canadian Prospectus or Amended Prospectuses in connection with the Offering, the Company will furnish the Representative with a copy of such proposed amendment or supplement and will not file such amendment or supplement to which the Underwriters reasonably object.

(c) The Company represents and agrees that, it has not made, and unless it obtains the prior consent of the Underwriters, it will not, make any offer relating to the Offered Securities that would constitute a “free writing prospectus” as defined in Rule 405 under the U.S. Securities Act (each, a “Permitted Free Writing Prospectus”); provided that the prior written consent of the Underwriters hereto shall be deemed to have been given in respect of the Issuer Free Writing Prospectus(es) included in Schedule B hereto. The Company represents that it has treated and agrees that it will treat each Permitted Free Writing Prospectus as an Issuer Free Writing Prospectus, comply with the requirements of Rules 164 and 433 under the U.S. Securities Act applicable to any Issuer Free Writing Prospectus, including the requirements relating to timely filing with the SEC, legending and record keeping and will not take any action that would result in any Underwriter or the Company being required to file with the SEC pursuant to Rule 433(d) under the U.S. Securities Act a free writing prospectus prepared by or on behalf of such Underwriter that such Underwriter otherwise would not have been required to file thereunder.

(d) If the General Disclosure Package is being used to solicit offers to buy the Offered Securities at a time when the Prospectuses are not yet available and any event shall occur as a result of which, in the judgment of the Company or in the reasonable opinion of the Underwriters, it becomes necessary to amend or supplement the General Disclosure Package in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, or to make the statements therein not conflict with the information contained or incorporated by reference in the Registration Statement then on file and not superseded or modified, or if it is necessary at any time to amend or supplement the General Disclosure Package to comply with the U.S. Securities Act, the U.S. Exchange Act and Canadian Securities Law, the Company promptly will either (i) prepare, file with the Canadian Commissions and the SEC (if required) and furnish to the Underwriters and any dealers an appropriate amendment or supplement to the General Disclosure Package or (ii) prepare and file with the Canadian Commissions (if required) and the SEC an appropriate filing under the U.S. Exchange Act which shall be incorporated by reference in the General Disclosure Package so that the General Disclosure Package as so amended or supplemented will not, in the light of the circumstances under which they were made, be misleading or conflict with the Registration Statement then on file, or so that the General Disclosure Package will comply with law the U.S. Securities Act, the U.S. Exchange Act and Canadian Securities Law, as applicable.

(e) If at any time following issuance of an Issuer Free Writing Prospectus there occurred or occurs an event or development as a result of which such Issuer Free Writing Prospectus conflicted or will conflict with the information contained in the Registration Statement, Prospectuses or Amended Prospectuses, including any document incorporated by reference therein and any prospectus supplement deemed to be a part thereof and not superseded or modified or included or would include an untrue statement of a material fact or omitted or would omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, the Company has promptly notified or will promptly notify the Underwriters so that any use of the Issuer Free Writing Prospectus may cease until it is amended or supplemented and has promptly amended or will promptly amend or supplement, at its own expense, such Issuer Free Writing Prospectus to eliminate or correct such conflict, untrue statement or omission. The foregoing sentence does not apply to statements in or omissions from any Issuer Free Writing Prospectus in reliance upon, and in conformity with, written information furnished to the Company by the Representative by or on behalf of the Underwriters specifically for inclusion therein, which information the parties hereto agree is limited to the Underwriters’ Information (as defined in Section 18).

(f) The Company represents and agrees that it has not made and, unless it obtains the prior consent of the Representative, it will not, make any offer relating to the Offered Securities that would constitute a “free writing prospectus” as defined in Rule 405 under the U.S. Securities Act; provided that the prior written consent and approval of the Representative hereto shall be deemed to have been given in respect of the Issuer Free Writing Prospectus(es) included in Schedule B hereto. The Company will, pursuant to reasonable procedures developed in good faith, comply with Canadian and United States legending requirements applicable to Issuer Free Writing Prospectuses and retain copies of each Issuer Free Writing Prospectus that is not filed with the SEC in accordance with Rule 433 under the Securities Act.

(g) To the extent not available on the SEC’s EDGAR system or SEDAR (as defined in National Instrument 13-101 – System for Electronic Documents Analysis and Retrieval (“SEDAR”)) or any successor system to either of them, to furnish promptly to the Underwriters and to counsel for the Underwriters a copy of the signed Canadian Base Prospectus as originally filed with the Canadian Commissions and the Registration Statement as originally filed with the SEC, and of each amendment thereto filed with the Canadian Commissions and the SEC, including all consents and exhibits filed therewith.

(h) To the extent not available on the SEC’s EDGAR system, SEDAR or any successor system to either of them, to deliver promptly to the Representative, such number of the following documents as the Representative shall reasonably request: (i) conformed copies of the Registration Statement as originally filed with the SEC (in each case excluding exhibits), (ii) each Issuer Free Writing Prospectus, (iii) the Prospectuses (the delivery of the documents referred to in clauses (i), (ii) and (iii) of this paragraph (e) to be made not later than 10:00 A.M., Toronto time, on the second business day following the execution and delivery of this Agreement), (v) conformed copies of any amendment to the Registration Statement (excluding exhibits), (vi) any amendment or supplement to the General Disclosure Package, the Prospectuses or the Amended Prospectuses (the delivery of the documents referred to in clauses (v) and (vi) of this paragraph (e) to be made not later than 10:00 A.M., Toronto time, on the second business day following the date of such amendment or supplement) and (vii) any document incorporated by reference in the General Disclosure Package, the Prospectuses or the Amended Prospectuses (excluding exhibits thereto) (the delivery of the documents referred to in clause (vi) of this paragraph (e) to be made not later than 10:00 A.M., Toronto time, on the second business day following the date of such document).

(i) To make generally available to its shareholders as soon as practicable, but in any event not later than eighteen (18) months after the effective date of the Registration Statement (as defined in Rule 158(c) under the U.S. Securities Act), an earnings statement of the Company and its subsidiaries (which need not be audited) complying with Section 11(a) of the U.S. Securities Act and Rule 158 under the U.S. Securities Act); and, to the extent required by law, to furnish to its shareholders after the end of each fiscal year an annual report (including a balance sheet and statements of income, stockholders’ equity and cash flows of the Company and its consolidated subsidiaries certified by independent public accountants) and after each of the first three fiscal quarters of each fiscal year (beginning with the first fiscal quarter after the effective date of the Registration Statement), consolidated summary financial information of the Company and its subsidiaries for such quarter in reasonable detail.

(j) To take promptly from time to time such actions as the Representative may reasonably request to qualify the Units for offering and sale under the securities or blue sky laws of such jurisdictions (domestic or foreign) as the Representative may designate and to continue such qualifications in effect, and to comply with such laws, for so long as required to permit the offer and sale of Units in such jurisdictions; provided that neither the Company nor any of its subsidiaries shall be obligated to (i) qualify as a foreign corporation or other entity or as a dealer in securities in any such jurisdiction where it would not otherwise be required to so qualify, (ii) file any general consent to service of process in any such jurisdiction or (iii) subject itself to taxation in any such jurisdiction if it is not otherwise so subject.

(k) That the Company will not, for a period of ninety (90) days from the date hereof, (the “Lock-Up Period”) without the prior written consent of the Underwriters, directly or indirectly offer, sell, assign, transfer, pledge, contract to sell, or otherwise dispose of, any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares, other than (i) the Company’s sale of the Shares and Warrants hereunder, (ii) the issuance by the Company of Common Shares or securities convertible into or exercisable for Common Shares to a strategic investor or in connection with the establishment of a joint venture or similar strategic relationship by the Company, in each case, on an arm’s-length basis with an unaffiliated third party, (iii) the issuance of restricted share rights or options to acquire Common Shares in a manner materially consistent with past practice pursuant to the Company Plans as in effect as of the date hereof and the issuance of Common Shares pursuant to the valid exercises, redemptions or conversion of restricted share rights, options or warrants outstanding on the date hereof; and (iv) the issuance of Common Shares, or other securities convertible into or exercisable for Common Shares, in connection with the acquisition of assets or other rights from an unaffiliated third party in an aggregate amount not to exceed (upon issue, conversion or exchange) 10% of the outstanding Common Shares of the Company after taking into account the Common Shares issued pursuant to the Offering, including exercise of the Over-Allotment Option, if applicable. The Company also agrees that during the Lock-Up Period, the Company will not file any registration statement, preliminary prospectus or prospectus, or any amendment or supplement thereto, under the U.S. Securities Act for any transaction which registers, or offers for sale, Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares except where subject to an existing contractual obligation of the Company.

(l) To supply the Representative with copies of all written correspondence to and from, and all documents issued to and by, the Company and the Canadian Commissions and the SEC in connection with the qualification or registration of the Offered Securities under the Securities Act, the Canadian Securities Laws or the Registration Statement, or the Prospectuses or Amended Prospectuses, or any amendment or supplement thereto or document incorporated by reference therein.

(m) Prior to the Closing Date, and any Option Closing Date, to provide to the Representative, as soon as they have been prepared, copies of any unaudited interim consolidated financial statements of the Company for any periods subsequent to the periods covered by the financial statements appearing (including by way of incorporation by reference) in the Registration Statement and the Prospectuses and Amended Prospectuses.

(n) Not to directly or indirectly take or authorize any action designed to or that could reasonably be expected to cause or result in any stabilization or manipulation of the price of the Common Shares.

(o) Other than to add members to the underwriting syndicate, not to take any action prior to the Closing Date which would require the Prospectuses to be amended or supplemented pursuant to this Section 5.

(p) To apply the net proceeds from the sale of the Offered Securities as set forth in the Registration Statement, the General Disclosure Package, the Prospectuses and the Amended Prospectuses under the heading “Use of Proceeds.”

(q) To use its commercially reasonable best efforts to (i) list the Shares and Warrant Shares on the NYSE MKT and the Shares, Warrants and Warrant Shares on the TSX, subject to notice of issuance or similar listing requirements, and (ii) for a period of two years after the Closing Date, the Company shall not, unless approved by a special resolution of the shareholders of the Company, take any action which would be reasonably expected to result in the delisting or suspension of its Common Shares on or from the TSX or the NYSE MKT or on or from any securities exchange, market or trading or quotation facility on which its Common Shares are then listed or quoted and the Company shall use its commercially reasonable efforts to comply with the rules and regulations thereof; provided, that this covenant shall not prevent the Company from completing any transaction which would result in the Company ceasing to be “reporting issuer” so long as the holders of Common Shares receive securities of any entity which is listed on a stock exchange in Canada or the holders of the Common Shares have approved the transaction (or, in the case of a take-over bid, a sufficient number of Common Shares have been deposited to the bid in order to enable the bidder to utilize the “compulsory acquisition” provisions of the Business Corporations Act (British Columbia)) in accordance with the requirements of applicable corporate and securities laws and the policies of the TSX.

(r) The Company shall, for so long as any Warrants remain outstanding, file and bring effective, and maintain the effectiveness of, a registration statement (including, without limitation, the Registration Statement) under the U.S. Securities Act, that covers the issuance of the Warrant Shares upon exercise of the Warrants. The Company agrees to promptly notify the Warrant Agent, in writing, if such registration statement (including, without limitation, the Registration Statement) ceases to be effective under the U.S. Securities Act or can no longer be relied upon for the exercise of the Warrants. If and only if, at the time of exercise of a Warrant, a registration statement under the U.S. Securities Act that covers the issuance of the

Warrant Shares upon exercise of the Warrants is not effective, and if no commission or other remuneration has been paid or given directly or indirectly for soliciting such exercise, the holder of a Warrant may, in its sole discretion, exercise a Warrant in whole or in part and, in lieu of making the cash payment otherwise contemplated to be made to the Company upon such exercise in payment of the aggregate exercise price, elect instead to receive upon such exercise the “net number” of Common Shares determined according to the formula set forth in the terms of the Warrants.

(s) If any purchasers of Units resident in the United States (“U.S. Purchasers”) reasonably determine that the Company or any subsidiary thereof in which the Company owns more than 50% of such subsidiary’s aggregate voting power (“50% Subsidiary”) is likely a “passive foreign investment company” as defined under Section 1297 of the U.S. Internal Revenue Code (“PFIC”) in respect of any tax year, then, upon such U.S. Purchaser’s written request, the Company shall use its commercially reasonable efforts to make available to such purchasers for each such tax year (i) a “PFIC Annual Information Statement” as described in U.S. Treasury Regulation Section 1.1295-1(g) (or any successor Treasury Regulation) for the Company and any 50% Subsidiary which may be a PFIC and (ii) all information and documentation that a U.S. Purchaser is required to obtain for U.S. federal income tax purposes in making a qualifying electing fund (a “QEF”) election with respect to the Company and any 50% Subsidiary which may be a PFIC. The Company may elect to provide such information on its website.

(t) To use its commercially reasonable best efforts to do and perform all things required to be done or performed under this Agreement by the Company prior to the Closing Date, and any Option Closing Date, and to satisfy all conditions precedent to the delivery of the Firm Units and Additional Securities, if any.

6. PAYMENT OF EXPENSES.

The Company agrees to pay, or reimburse if paid by the Underwriters, upon consummation of the transactions contemplated hereby: (a) the costs incident to the authorization, issuance, sale, preparation and delivery of the Shares and Warrants to the Underwriters and any stamp duties or other similar taxes payable in that connection; (b) the costs incident to the registration of the Shares and Warrants under the Canadian Securities Laws and the U.S. Securities Act; (c) the costs incident to the preparation, printing and distribution of the Registration Statement, the Base Prospectuses, the Form F-X, any Issuer Free Writing Prospectus, the General Disclosure Package, the Prospectuses, the Amended Prospectuses, any amendments, supplements and exhibits thereto or any document incorporated by reference therein and the costs of printing, reproducing and distributing any transaction document by mail or other means of communications; (d) the fees and expenses (including reasonable related fees and expenses of counsel to the Underwriters) incurred in connection with securing any required review by FINRA of the terms of the sale of the Shares and Warrants and any filings made with FINRA; (e) any applicable listing, quotation or other fees in connection with the listing or quotation of the Shares on the NYSE MKT and the TSX; (f) the fees and expenses (including reasonable related fees and expenses of counsel to the Underwriters) of qualifying the Shares and Warrants under the securities laws of the several jurisdictions as provided in Section 5(j); (g) the cost of preparing and printing stock certificates, if any, for the Shares, and Warrant certificates; (h) all fees and expenses of the registrar and transfer agent of the Shares; (i) the reasonable fees, disbursements and expenses of counsel to the Underwriters in connection with the Offering (to a maximum of C$95,000, exclusive of taxes and disbursements, for Canadian counsel, and to a maximum of U.S.$125,000, exclusive of taxes and disbursements, for United States counsel, which for greater certainty shall cover any fees and expenses referred to in (d) and (f) above); and (j) all other costs and expenses incident to the Offering or the performance of the obligations of the Company under this Agreement (including, without limitation, the fees and expenses of the Company’s counsel and the Company’s independent accountants and the travel and other expenses incurred by the Company’s and Underwriters’ personnel in connection with any “road show” including, without limitation, any reasonable expenses advanced by the Underwriters on the Company’s behalf (which will be promptly reimbursed)).

7. CONDITIONS TO THE OBLIGATIONS OF THE UNDERWRITERS, AND THE SALE OF THE SHARES AND WARRANTS.

The respective obligations of the Underwriters hereunder, and the closing of the sale of the Shares and Warrants, are subject to the performance by the Company of its obligations hereunder, and to each of the following additional terms and conditions on the Closing Date and on any relevant Option Closing Date:

(a) All corporate proceedings and other legal matters incident to the authorization, form and validity of each of this Agreement, the Shares, the Warrants, the General Disclosure Package, the Prospectuses, the Amended Prospectuses, and all other legal matters relating to this Agreement and the transactions contemplated hereby shall be reasonably satisfactory to counsel for the Underwriters, and the Company shall have furnished to such counsel all documents and information that they may reasonably request to enable them to pass upon such matters.

(b) Cassels Brock & Blackwell LLP, the Company’s Canadian counsel, shall have provided to the Representative such counsel’s written opinion, as counsel to the Company, addressed to the Underwriters and dated the Closing Date, and, in respect of the closing of the sale of any Additional Securities, any Option Closing Date (if such date is other than the Closing Date), as to matters of Canadian federal and provincial law (who may rely on the opinions of local counsel as to matters governed by the laws of jurisdictions in Canada other than the Provinces of British Columbia and Ontario), with respect to such matters as the Representative may reasonably require.

(c) Neal, Gerber & Eisenberg LLP, the Company’s United States counsel, shall have provided to the Representative such opinion and negative assurances statement, dated the Closing Date and, in respect of the closing of the sale of any Additional Securities, any Option Closing Date (if such date is other than the Closing Date), with respect to such matters as the Representative may reasonably require.

(d) The Representative shall have received from Dorsey & Whitney LLP, counsel for the Underwriters, such opinion and negative assurances statement, dated the Closing Date and, in respect of the closing of the sale of any Additional Securities, any Option Closing Date (if such date is other than the Closing Date), with respect to such matters as the Representative may reasonably require, and the Company shall have furnished to such counsel such documents as they request for enabling them to pass upon such matters.

(e) At the time of the execution of this Agreement, the Representative shall have received from Deloitte LLP a letter, addressed to the Underwriters, executed and dated such date, in form and substance satisfactory to the Representative (A) confirming that they are an independent registered accounting firm with respect to the Company and its subsidiaries within the meaning of the U.S. Securities Act and the PCAOB and are independent of the Company and its subsidiaries within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia, and (B) stating the conclusions and findings of such firm, of the type ordinarily included in accountants’ “comfort letters” to underwriters, with respect to the Financial Statements and certain financial information contained or incorporated by reference in the Registration Statement, the General Disclosure Package, the Prospectuses and the Amended Prospectuses.

(f) On the Closing Date and, in respect of the closing of the sale of any Additional Securities, any Option Closing Date (if such date is other than the Closing Date), the Representative shall have received a letter (the “Bring-Down Letter”) from Deloitte LLP addressed to the Underwriters and dated the Closing Date and, if applicable, any Option Closing Date (if such date is other than the Closing Date) confirming, as of the date of the Bring-Down Letter (or, with respect to matters involving changes or developments since the respective dates as of which specified financial information is given in the General Disclosure Package, the Prospectuses and the Amended Prospectuses, as the case may be, as of a date not more than three (3) business days prior to the date of the Bring-Down Letter), the conclusions and findings of such firm, of the type ordinarily included in accountants’ “comfort letters” to underwriters, with respect to the financial information and other matters covered by its initial letter delivered to the Representative concurrently with the execution of this Agreement.

(g) The Company shall have provided to the Representative a certificate, dated the Closing Date and, in respect of the closing of the sale of any Additional Securities, any Option Closing Date (if such date is other than the Closing Date), of its Chief Executive Officer and President and its Chief Financial Officer or a Vice President of Finance, each in his capacity as an officer of the Company, stating that (i) the Company has, in all material respects, complied with all covenants and satisfied all terms and conditions hereof to be complied with and satisfied by the Company at or prior to the Closing Date and the Option Closing Date, as applicable; (ii) all the representations and warranties of the Company contained herein in Section 4 are true and correct, in all material respects, as of the Closing Date and the Option Closing Date, as applicable with the same force and effect as if made at and as of the Closing Date and the Option Closing Date, as applicable, after giving effect to the transactions contemplated hereby; (iii) there has been no material change relating to the Company and its Material Subsidiaries, on a consolidated basis, since the date hereof which has not been generally disclosed, except for the Offering, and with respect to which the requisite material change statement or report has not been filed and no such disclosure has been made on a confidential basis; and (v) to the best of the knowledge, information and belief of the persons signing such certificate, after having made reasonable inquiries, no order, ruling or determination having the effect of ceasing or suspending trading in the Common Shares or any other securities of the Company has been issued and no proceedings for such purpose are pending or are contemplated or threatened;

(h) The Shares shall have been approved for inclusion on the NYSE MKT, subject only to official notice of issuance thereof, and the Shares and Warrants shall have been approved for listing by the TSX, subject only to official notice of issuance thereof and customary post-closing filing requirements.

(i) Evidence representing, in the aggregate, the Firm Shares (and Additional Shares, if applicable) in the name of CDS or its nominee and the Firm Warrants (and Additional Warrants, if applicable) in the name of CDS or its nominee.

(j) The Underwriting Fee paid in accordance with Section 3.1 of this Agreement.

(k) The Company shall have prepared and filed with the Canadian Commissions and with the SEC a Current Report on Form 6-K including as an exhibit thereto, this Agreement.

(l) Prior to the Closing Date, the Company shall have provided to the Representative (i) a certificate of good standing of the Company; and (ii) an officer’s certificate signed on behalf of the Company by a senior officer in his or her capacity as an officer of the Company with respect to the constating documents, directors resolutions of the Company with respect to the Offering, and the incumbency and signatures of signing officers of the Company.

(m) The obligations of the Underwriters to purchase Additional Securities, if any, hereunder are subject to the delivery to the Representative on the applicable Option Closing Date of such documents as it may reasonably request with respect to the good standing of the Company, opinions, comfort letters, certificates, letters, documents, the due authorization and issuance of the Additional Securities to be sold on such Option Closing Date, and other matters related to the issuance of such Additional Securities.

All opinions, letters, evidence and certificates mentioned above or elsewhere in this Agreement shall be deemed to be in compliance with the provisions hereof only if they are in form and substance reasonably satisfactory to counsel for the Underwriter.

8. INDEMNIFICATION AND CONTRIBUTION.

(a) The Company shall indemnify and hold harmless each Underwriter, each of its affiliates and each of its and their respective directors, officers, members, employees, representatives and each person, if any, who controls such Underwriter within the meaning of Section 15 of the U.S. Securities Act of or Section 20 of the U.S. Exchange Act (collectively, the “Underwriter Indemnified Parties,” and each an “Underwriter Indemnified Party”) against any loss, claim, damage, expense or liability whatsoever (or any action, investigation or proceeding in respect thereof), joint or several, to which such Underwriter Indemnified Party may become subject, under the U.S. Securities Act or otherwise, insofar as such loss, claim, damage, expense, liability, action, investigation or proceeding arises out of or is based upon (A)

any untrue statement or alleged untrue statement of a material fact contained in any Issuer Free Writing Prospectus, any “issuer information” filed or required to be filed pursuant to Rule 433(d) under the U.S. Securities Act, any Registration Statement, the Prospectuses or the Amended Prospectuses, or in any amendment or supplement thereto or document incorporated by reference therein, (B) the omission or alleged omission to state in any Issuer Free Writing Prospectus, any “issuer information” filed or required to be filed pursuant to Rule 433(d) under the U.S. Securities Act, any Registration Statement or in any amendment thereto or document incorporated by reference therein, a material fact required to be stated therein or necessary to make the statements therein not misleading, (C) the omission or alleged omission to state in any Issuer Free Writing Prospectus, any “issuer information” filed or required to be filed pursuant to Rule 433(d) under the U.S. Securities Act, or the Prospectuses or Amended Prospectuses, or in any amendment or supplement thereto or document incorporated by reference therein, a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they are made, not misleading, or (D) any material breach of the representations and warranties of the Company contained herein or the failure of the Company to perform its obligations hereunder or pursuant to any law, and shall reimburse the Underwriter Indemnified Party promptly upon demand and presentation of documentation reasonably acceptable to the Company, for any legal fees or other expenses reasonably incurred by that Underwriter Indemnified Party in connection with investigating, or preparing to defend, or defending against, settling, compromising, or appearing as a third party witness in respect of, or otherwise incurred in connection with, any such loss, claim, damage, expense, liability, action, investigation or proceeding, as such fees and expenses are incurred; provided, however, that the Company shall not be liable in any such case to the extent that any such loss, claim, damage, expense or liability arises out of or is based upon an untrue statement or alleged untrue statement in, or omission or alleged omission from any Registration Statement, Prospectus or Amended Prospectus, or any such amendment or supplement thereto, or any Issuer Free Writing Prospectus or any “issuer information” filed or required to be filed pursuant to Rule 433(d) under the U.S. Securities Act, made in reliance upon and in conformity with written information furnished to the Company by or on behalf of the Underwriters specifically for use therein, which information the parties hereto agree is limited to the Underwriters’ Information (as defined in Section 18). This indemnity agreement is not exclusive and will be in addition to any liability which the Company might otherwise have and shall not limit any rights or remedies which may otherwise be available at law or in equity to each Underwriter Indemnified Party.

(b) Each Underwriter, severally and not jointly, shall indemnify and hold harmless the Company and its directors, its officers who signed the Registration Statement and each person, if any, who controls the Company within the meaning of Section 15 of the U.S. Securities Act or Section 20 of the U.S. Exchange Act (collectively, the “Company Indemnified Parties,” and each a “Company Indemnified Party”) against any loss, claim, damage, expense or liability whatsoever (or any action, investigation or proceeding in respect thereof), joint or several, to which such Company Indemnified Party may become subject, under the U.S. Securities Act or otherwise, insofar as such loss, claim, damage, expense, liability, action, investigation or proceeding arises out of or is based upon (i) any untrue statement or alleged untrue statement of a material fact contained in any Issuer Free Writing Prospectus, any “issuer information” filed or required to be filed pursuant to Rule 433(d) under the U.S. Securities Act, any Registration Statement or the Prospectus, or in any amendment or supplement thereto, (ii) the omission or alleged omission to state in any Registration Statement or in any amendment thereto, a material fact required to be stated therein or necessary to make the statements therein not misleading, (iii) the omission or alleged omission to state in any Issuer Free Writing Prospectus, any “issuer information” filed or required to be filed pursuant to Rule 433(d) under the U.S. Securities Act, or the Prospectuses or Amended Prospectuses, or in any amendment or supplement thereto or document incorporated by reference therein, a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they are made, not misleading, but in each case only to the extent that the untrue statement or alleged untrue statement or omission or alleged omission was made in reliance upon and in conformity with written information furnished to the Company by or on behalf of the Underwriters specifically for use therein, which information the parties hereto agree is limited to the Underwriters’ Information as defined in Section 18, and shall reimburse the Company Indemnified Party promptly upon demand for any legal fees or other expenses reasonably incurred by such party in connection with investigating or preparing to defend or defending against, settling, compromising or appearing as third party witness in connection with any such loss, claim, damage, liability, action, investigation or proceeding, as such fees and expenses are incurred. Notwithstanding the provisions of this Section 8(b), in no event shall any indemnity by any Underwriter under this Section 8(b) exceed the total discount and commission received by such Underwriter in connection with the Offering.

(c) Promptly after receipt by an indemnified party under this Section 8 of notice of the commencement of any action, investigation, proceeding or claim, the indemnified party shall, if a claim in respect thereof is to be made against an indemnifying party under this Section 8, notify such indemnifying party in writing of the commencement of that action, investigation, proceeding or claim; provided, however, that the failure to notify the indemnifying party shall not relieve it from any liability which it may have under this Section 8 except to the extent it has been materially prejudiced by such failure; and, provided, further, that the failure to notify an indemnifying party shall not relieve the indemnifying party from any liability which it may have to an indemnified party otherwise than under this Section 8. If any such action, investigation, proceeding or claim shall be brought against an indemnified party, and it shall notify the indemnifying party thereof, the indemnifying party shall be entitled to participate therein and, to the extent that it wishes, jointly with any other similarly notified indemnifying party, to assume the defense of such action, investigation, proceeding or claim with counsel reasonably satisfactory to the indemnified party (which counsel shall not, except with the written consent of the indemnified party, be counsel to the indemnifying party). After notice from the indemnifying party to the indemnified party of its election to assume the defense of such action, investigation, proceeding or claim, except as provided herein, the indemnifying party shall not be liable to the indemnified party under Section 7 for any legal or other expenses subsequently incurred by the indemnified party in connection with the defense of such action, investigation, proceeding or claim other than reasonable costs of investigation; provided, however, that any indemnified party shall have the right to employ separate counsel in any such action, investigation, proceeding or claim and to participate in the defense of such action, investigation, proceeding or claim, but the fees and expenses of such counsel (other than reasonable costs of investigation) shall be at the expense of such indemnified party unless (i) the employment thereof has been specifically authorized in writing by the Company in the case of a claim for indemnification under Section 8(a) or by the Representative in the case of a claim for indemnification under Section 8(b), (ii) such indemnified party shall have been advised by its counsel that there may be one or more legal defenses available to it which are different from or additional to those available to the indemnifying party, or (iii) the indemnifying party has failed to assume the defense of such action, investigation, proceeding or claim and employ counsel reasonably satisfactory to the indemnified party within a reasonable period of time after notice of the commencement of the action, investigation, proceeding or claim, if such indemnified party notifies the indemnifying party in writing that it elects to employ separate counsel at the expense of the indemnifying party, the indemnifying party shall not have the right to assume the defense of such action, investigation, proceeding or claim on behalf of such indemnified party and the indemnifying party shall be responsible for legal or other expenses subsequently incurred by such indemnified party in connection with the defense of such action, investigation, proceeding or claim; provided, however, that the indemnifying party shall not, in connection with any one such action, investigation, proceeding or claim or separate but substantially similar or related actions, investigations, proceedings or claims in the same jurisdiction, be liable for the reasonable fees and expenses of more than one separate firm of attorneys at any time for all such indemnified parties (in addition to any local counsel), which firm shall be designated in writing by the Representative if the indemnified parties under this Section 8 consist of any Underwriter Indemnified Party or by the Company if the indemnified parties under this Section 8 consist of any Company Indemnified Parties. Subject to this Section 8(c), the amount payable by an indemnifying party under Section 8 shall include, but not be limited to, (x) reasonable legal fees and expenses of counsel to the indemnified party and any other reasonable expenses in investigating, or preparing to defend or defending against, or appearing as a third party witness in respect of, or otherwise incurred in connection with, any action, investigation, proceeding or claim, and (y) all amounts paid in settlement of any of the foregoing. No indemnifying party shall, without the prior written consent of the indemnified parties, settle or compromise or consent to the entry of judgment with respect to any pending or threatened action, investigation, proceeding or any claim whatsoever, in respect of which indemnification or contribution could be sought under this Section 8 (whether or not the indemnified parties are actual or potential parties thereto), unless such settlement, compromise or consent (i) includes an unconditional release of each indemnified party in form and substance reasonably satisfactory to such indemnified party from all liability arising out of such action, investigation, proceeding or claim and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any indemnified party.

(d) If the indemnification provided for in this Section 8 is unavailable or insufficient to hold harmless an indemnified party under Section 8(a) or Section 8(b), then each indemnifying party shall, in lieu of indemnifying such indemnified party, contribute to the amount paid, payable or otherwise incurred by such indemnified party as a result of such loss, claim, damage, expense or liability (or any action, investigation or proceeding in respect thereof), as incurred, (i) in such proportion as shall be appropriate to reflect the relative benefits received by the Company on the one hand and the Underwriters on the other hand from the Offering, or (ii) if the allocation provided by clause (i) of this Section 8(d) is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) of this Section 8(d) but also the relative fault of the Company on the one hand and the Underwriters on the other with respect to the statements, omissions, acts or failures to act which resulted in such loss, claim, damage, expense or liability (or any action, investigation or proceeding in respect thereof) as well as any other relevant equitable considerations. The relative benefits received by the Company on the one hand and the Underwriters on the other with respect to the Offering shall be deemed to be in the same proportion as the total net proceeds from the Offering under this Agreement (before deducting expenses) received by the Company bear to the total underwriting discount and commission received by the Underwriters in connection with the Offering, in each case as set forth in the table on the cover page of the Prospectuses and Amended Prospectuses. The relative fault of the Company on the one hand and the Underwriters on the other shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company on the one hand or the Underwriters on the other, the intent of the parties and their relative knowledge, access to information and opportunity to correct or prevent such untrue statement, omission, act or failure to act. The Company and the Underwriters agree that it would not be just and equitable if contributions pursuant to this Section 8(d) were to be determined by pro rata allocation or by any other method of allocation that does not take into account the equitable considerations referred to herein. The amount paid or payable by an indemnified party as a result of the loss, claim, damage, expense, liability, action, investigation or proceeding referred to above in this Section 8(d) shall be deemed to include, for purposes of this Section 8(d), any legal or other expenses reasonably incurred by such indemnified party in connection with investigating, preparing to defend or defending against or appearing as a third party witness in respect of, or otherwise incurred in connection with, any such loss, claim, damage, expense, liability, action, investigation or proceeding. Notwithstanding the provisions of this Section 8(d), no Underwriter shall be required to contribute any amount in excess of the total discount and commission received by such Underwriter in connection with the Offering, less the amount of any damages which such Underwriter has otherwise paid or become liable to pay by reason of any untrue or alleged untrue statement, omission or alleged omission, act or alleged act or failure to act or alleged failure to act. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the U.S. Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

9. TERMINATION.

The obligations of the Underwriters hereunder may be terminated by the Representative, in its absolute discretion by written notice given to the Company prior to delivery of and payment for the Shares and Warrants if, prior to that time,

(a) any inquiry, action, suit, investigation or other proceeding (whether formal or informal) is instituted, announced or threatened or any order is issued by any governmental authority or otherwise in respect of the Company(other than an inquiry, investigation, proceeding or order based upon the activities or alleged activities of the Underwriters); or there is any change of law; or any order to cease trading in the securities of the Company is made by a governmental authority and that order is still in effect, which in the reasonable opinion of the Underwriter operates to prevent or restrict the trading in the Common Shares or the distribution of the Common Shares or which in the reasonable opinion of the Underwriter, acting in good faith, could be expected to have a material adverse effect on the market price or value of the Common Shares;

(b) there shall occur any material change or change in a material fact which, in the reasonable opinion of the Underwriter, would be expected to have a significant adverse effect on the market price or value of the Common Shares;

(c) there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence or any law or regulation which in the opinion of the Underwriter seriously adversely affects, or involves, or will seriously adversely affect, or involve, the financial markets or the business, operations or affairs of the Company and its subsidiaries taken as a whole;

(d) the Company is in breach of any material term of this Agreement; or

(e) the Underwriter determines that any of the representations or warranties made by the Company in this Agreement is false or has become false in any material respect.

If this Agreement is terminated by any of the Underwriters pursuant to Section 9, there shall be no further liability on the part of such Underwriter, except in respect of any liability which may have arisen or may thereafter arise under Section 8. The right of the Underwriters or any of them to terminate their respective obligations under this Agreement is in addition to such other remedies as they may have in respect of any default, act or failure to act of the Company in respect of any of the matters contemplated by this Agreement. A notice of termination given by one Underwriter under this Section 9 shall not be binding upon the other Underwriters.

10. REIMBURSEMENT OF UNDERWRITERS’ EXPENSES.

Notwithstanding anything to the contrary in this Agreement, if (a) this Agreement shall have been terminated pursuant to Section 9 other than by reason of the default of one or more Underwriters, (b) the Company shall fail to tender the Shares and Warrants for delivery to the Underwriters for any reason not permitted under this Agreement, (c) the Underwriters shall fail to purchase the Shares and Warrants for any reason permitted under this Agreement, or (d) the failure on the part of the Company to perform any agreement herein or to satisfy any condition or to comply with the provisions hereof, then, in addition to the payment of out-of-pocket expenses in accordance with Section 6 (but without duplication thereof), the Company shall reimburse the Underwriters for the fees and expenses of the Underwriters’ counsel and for such other accountable out-of-pocket expenses as shall have been reasonably incurred by them in connection with this Agreement and the proposed purchase of the Shares and Warrants, and upon demand the Company shall pay the full amount thereof to the Underwriters.

11. ABSENCE OF FIDUCIARY RELATIONSHIP.

The Company acknowledges and agrees that (a) the purchase and sale of the Offered Securities pursuant to this Agreement, including the determination of the Purchase Price of the Offered Securities and any related discounts and commissions, is an arm’s-length commercial transaction between the Company, on the one hand, and the Underwriters, on the other hand, (b) in connection with the Offering and the process leading to such transaction each Underwriter is and has been acting solely as a principal and is not the agent or fiduciary of the Company or its shareholders, creditors, employees or any other party, (c) no Underwriter has assumed or will assume an advisory or fiduciary responsibility in favour of the Company with respect to the Offering or the process leading thereto (irrespective of whether such Underwriter has advised or is currently advising the Corporation on other matters) and no Underwriter has any obligation to the Company with respect to the Offering except the obligations expressly set forth in this Agreement, and (d) the Underwriters and their respective affiliates are engaged in a broad range of transactions that may involve interests that differ from those of the Company.

12. SUCCESSORS; PERSONS ENTITLED TO BENEFIT OF AGREEMENT.

This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and the officers and directors and any controlling persons referred to herein, and the affiliates of each Underwriter referred to in Section 7 hereof. Nothing in this Agreement is intended or shall be construed to give any other person any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision contained herein. No purchaser of any Offered Securities from any Underwriter shall be deemed to be a successor merely by reason of such purchase.

13. SURVIVAL OF INDEMNITIES, REPRESENTATIONS, WARRANTIES, ETC.

The respective indemnities, covenants, agreements, representations, warranties and other statements of the Company and the Underwriters, as set forth in this Agreement or made by them respectively, pursuant to this Agreement, shall remain in full force and effect, regardless of any investigation made by or on behalf of the Underwriters, the Company or any person controlling any of them and shall survive delivery of and payment for the Units for a period until the later of: (i) two years following the Closing Date, and (ii) the latest date under Canadian Securities Laws and U.S. Securities Laws relevant to a purchaser of any Units (non-residents of Canada or the U.S. being deemed to be resident in the Province of British Columbia for such purposes) that a purchaser of Units may be entitled to commence an action or exercise a right of rescission, with respect to a misrepresentation contained in the Canadian Prospectus, Canadian Amended Prospectus, U.S. Prospectus, U.S. Amended Prospectus or, if applicable, any supplementary material, including without limitation any termination pursuant to Section 9, the indemnity and contribution and reimbursement agreements contained in Sections 8 and 10.

14. NOTICES.

All statements, requests, notices and agreements hereunder shall be in writing, and:

(a) if to the Representative, shall be delivered or sent by mail or facsimile transmission to National Bank Financial Inc., Attention: Dan Barnholden, Managing Director, Fax: 604-682-2132; with copies to (i) Borden Ladner Gervais LLP, 1200 – 200 Burrard Street, Vancouver, BC V7X 1T2, Attention: Fred R. Pletcher, Fax: 604-622-5802, and (ii) Dorsey & Whitney LLP, 777 Dunsmuir Street, Vancouver, British Columbia V6B 1N3 Attention: Daniel Miller, Fax: 604-687-8504; and

(b) if to the Company, shall be delivered or sent by mail, facsimile transmission or email to: Sandstorm Gold Ltd., Suite 1400 – 400 Burrard Street Vancouver, British Columbia V6C 3A6, Attention: Nolan Watson, President and Chief Executive Officer, Fax: 604-689-7317; with copies to (i) Cassels Brock & Blackwell LLP, Suite 2200, 885 W. Georgia Street, Vancouver, BC V6C 3E8, Attention: Jennifer Traub, Fax: 604-691-6100, and (ii) Neal, Gerber & Eisenberg LLP, 2 N LaSalle St, Chicago, I.L., 60602 Attention: John Koenigsknecht, Fax: 312-750-6441.

Any such statements, requests, notices or agreements shall take effect at the time of receipt thereof, except that any such statement, request, notice or agreement delivered or sent by email shall take effect at the time of confirmation of receipt thereof by the recipient thereof.

15. DEFINITION OF CERTAIN TERMS.

For purposes of this Agreement, (a) “business day” means any day on which both the NYSE MKT and the TSX are open for trading, (b) “knowledge” means the knowledge of the chief executive officer and chief financial officer of the Company who may be responsible for the subject matter at issue, after reasonable inquiry and (c) “subsidiary” has the meaning set forth in Rule 405 under the U.S. Securities Act.

16. RELATIONSHIP WITH TMX GROUP LIMITED

NBF or affiliates thereof, owns or controls an equity interest in TMX Group Limited (“TMX Group”) and NBF has a nominee director serving on the TMX Group’s board of directors. As such, such investment dealer may be considered to have an economic interest in the listing of securities on any exchange owned or operated by TMX Group, including the TSX, the TSX Venture Exchange and the Alpha Exchange. No person or company is required to obtain products or services from TMX Group or its affiliates as a condition of any such dealer supplying or continuing to supply a product or service.

17. GOVERNING LAW, AGENT FOR SERVICE AND JURISDICTION.

This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia. No legal proceeding may be commenced, prosecuted or continued in any court other than the courts of the Province of British Columbia, which courts shall have jurisdiction over the adjudication of such matters, and the Company and the Underwriters each hereby consent to the jurisdiction of such courts and personal service with respect thereto. The Company and the Underwriters each hereby waive all right to trial by jury in any legal proceeding (whether based upon contract, tort or otherwise) in any way arising out of or relating to this Agreement. The Company agrees that a final judgment in any such legal proceeding brought in any such court shall be conclusive and binding upon the Company and the Underwriters and may be enforced in any other courts in the jurisdiction of which the Company is or may be subject, by suit upon such judgment.

18. UNDERWRITERS’ INFORMATION.

The parties hereto acknowledge and agree that, for all purposes of this Agreement, the “Underwriters’ Information” consists solely of the following information in the Prospectuses and Amended Prospectuses: the statements concerning the Underwriters contained in the first paragraph and concerning stabilization by the Underwriters in the third paragraph, in each case under the heading “Plan of Distribution”.

19. PARTIAL UNENFORCEABILITY.

The invalidity or unenforceability of any section, paragraph, clause or provision of this Agreement shall not affect the validity or enforceability of any other section, paragraph, clause or provision hereof. If any section, paragraph, clause or provision of this Agreement is for any reason determined to be invalid or unenforceable, there shall be deemed to be made such minor changes (and only such minor changes) as are necessary to make it valid and enforceable.

20. GENERAL.

This Agreement constitutes the entire agreement of the parties to this Agreement and supersedes all prior written or oral and all contemporaneous oral agreements, understandings and negotiations with respect to the subject matter hereof. In this Agreement, the masculine, feminine and neuter genders and the singular and the plural include one another. The section headings in this Agreement are for the convenience of the parties only and will not affect the construction or interpretation of this Agreement. This Agreement may be amended or modified, and the observance of any term of this Agreement may be waived, only by a writing signed by the Company and the Underwriters.

21. RESEARCH ANALYST INDEPENDENCE.

The Company acknowledges that each Underwriter’s research analysts and research departments are required to be independent from its investment banking division and are subject to certain regulations and internal policies, and that such Underwriter’s research analysts may hold views and make statements or investment recommendations and/or publish research reports with respect to the Company and/or the Offering that differ from the views of their investment banking division. The Company hereby waives and releases, to the fullest extent permitted by law, any claims that the Company may have against either the Underwriters with respect to any conflict of interest that may arise from the fact that the views expressed by its independent research analysts and research departments may be different from or inconsistent with the views or advice communicated to the Company by any such Underwriter’s investment banking division. The Company acknowledges that each Underwriter is a full service securities firm and as such from time to time, subject to applicable securities laws, rules and regulations, may effect transactions for its own account or the account of its customers and hold long or short positions in debt or equity securities of the Company; provided, however, that nothing in this Section 21 shall relieve any Underwriter of any responsibility or liability it may otherwise bear in connection with activities in violation of applicable securities laws, rules or regulations.

22. EFFECTIVENESS.

THIS AGREEMENT SHALL BECOME EFFECTIVE UPON THE EXECUTION AND DELIVERY HEREOF BY THE PARTIES HERETO.

23. COUNTERPARTS.

This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument and such signatures may be delivered by facsimile.

[Signature Page Follows]

If the foregoing is in accordance with your understanding of the agreement between the Company and the Underwriters, kindly indicate your acceptance in the space provided for that purpose below.

Very truly yours,

NATIONAL BANK FINANCIAL INC.

By:	/s/ Dan Barnholden
Name:	Dan Barnholden
Title:	Managing Director

BMO NESBITT BURNS INC.

By:	/s/ Carter Hohmann
Name:	Carter Hohmann
Title:	Managing Director

The foregoing is in accordance with our understanding and is accepted by us.

SANDSTORM GOLD LTD.

By:	/s/ Nolan Watson
Name:	Nolan Watson
Title:	President and Chief Executive Officer

SCHEDULE A

UNDERWRITER	NUMBER OF FIRM UNITS TO BE PURCHASED
National Bank Financial Inc.	60%
BMO Nesbitt Burns Inc.	40%

SCHEDULE B

Free Writing Prospectus

Term Sheet

Dated October 27, 2015

A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces of Canada, except Quebec. A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this document.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus, as supplemented, in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus, as supplemented, if you request it by contacting National Bank Financial Inc. by phone at (416) 869-3707 or email at ECM-Origination@nbc.ca.

(1)

Issuer:	Sandstorm Gold Ltd. (“Sandstorm” or the “Corporation”).

Offering:	8,772,000 units (the “Units”). Each Unit consists of one common share (a “Common Share”) of Sandstorm and one-half of one common share purchase warrant.

Gross Proceeds:	US$25,000,200 (US$28,750,230 assuming the Over-Allotment Option is exercised in full).

Offering Price:	US$2.85 per Unit.

Warrants:	Each whole common share purchase warrant (a “Warrant”) will entitle the holder to acquire one common share of Sandstorm at a price of US$4.00 for a period of five years following the Closing Date.

Over-Allotment Option:	The Corporation has granted the Underwriters an over-allotment option at the Offering Price (the “Over-Allotment Option”), to purchase up to 1,315,800 additional Common Shares and/or 657,900 additional Warrants for additional gross proceeds to the Corporation of up to US$3,750,030, exercisable up to 30 days after closing of the Offering.

Use of Proceeds:	The net proceeds of the Offering will be used for the repayment of the Corporation’s outstanding revolving credit facility and for general working capital purposes.

Form of Offering:	Public offering, eligible for sale in all provinces of Canada, other than Quebec, pursuant to a supplement to the short form base shelf prospectus of the Corporation dated September 1, 2015 and into the United States under a prospectus supplement to a registration statement registering the offering and sale of the Units, each Unit consisting of one Common Share and one-half of one Warrant, under the U.S. Securities Act of 1933.

Form of Underwriting:	Bought deal subject to the entering into of an underwriting agreement containing disaster out, regulatory out and material adverse change out clauses running to closing, and other customary provisions in connection with cross-border public offerings.

Eligibility:	Eligible under the usual statutes and for RRSPs, RRIFs, RESPs, RDSPs, DPSPs and TFSAs.

Listing:

•   Application will be made to list the Common Shares (including the Common Shares underlying the Warrants) and Warrants on the Toronto Stock Exchange, which listing shall be conditionally approved prior to closing, and the Common Shares (including the Common Shares underlying the Warrants) on the NYSE MKT. The Common Shares are currently listed on the Toronto Stock Exchange under the symbol “SSL” and on the NYSE MKT LLC under the symbol “SAND”.

Joint Bookrunners:	• National Bank Financial Inc. and BMO Capital Markets.

Commission:	• Commission of 5.00% of the gross proceeds from the issue and sale of Units will be owed in full upon closing.

Closing Date:	On or about November 3, 2015 or such other date as mutually agreed to between National Bank Financial Inc. and BMO Capital Markets and the Corporation.

SCHEDULE C

Material Third Party Properties

Property	Mine Owner or Operator	Interest Held By
Aurizona Mine	Luna Gold	Sandstorm Gold (Canada) Ltd.
Santa Elena Mine	SilverCrest	Sandstorm Gold Bank Limited
Black Fox Mine	Primero	Sandstorm Gold Ltd.
Bachelor Lake Mine	Metanor	Sandstorm Gold Ltd.
Chapada Mine	Yamana	Sandstorm Gold Ltd.